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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                     FORM 10
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        a California limited partnership
             (Exact name of Registrant as specified in its charter)


                California                                          77-0081345
       (State or other jurisdiction of                          (I.R.S. Employer
       incorporation or organization)                        Identification No.)

 1221 Lamar Street, Suite 1600, Houston, Texas                             77010
  (Address of principal executive offices)                            (Zip Code)


       Registrant's Telephone Number, including area code: (713) 853-0530


        Securities to be registered pursuant to Section 12(b) of the Act:

 Title of each class                              Name of each exchange on which
 to be so registered                              each class is to be registered
     NONE                                                     NONE



        Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Limited Partnership Interest
                                (Title of Class)


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                                Explanatory Note

In connection with the liquidation of assets in the bankruptcy of Enron Corp. and certain of its subsidiaries, management of Zond Windsystems Management III LLC (the "General Partner"), the general partner of Zond Windsystem Partners, Ltd. Series 85-A (the "Partnership"), became aware that the Partnership's historical exemption from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") had lapsed, and apparently a new extension had not been granted. Based on management's review of the Partnership's records, the following is a summary of the Partnership's actions related to exemption from registration under Section 12(g) of the Exchange Act.

Offers and sales of the Partnership's limited partnership units ("Partnership Interests") were made in a private placement in 1985 pursuant to the exemption from the registration and prospectus delivery requirements of Regulation D of the Securities Act of 1933, as amended. As of December 31, 1985, the Partnership had a total of 500 holders of Partnership Interests, owned assets with a book value of approximately $29 million and had liabilities of approximately $13.4 million. Accordingly, the Partnership was required, under Section 12(g) of the Exchange Act, to file a registration statement on Form 10 with the Securities and Exchange Commission (the "Commission"), unless an exemption was available. Pursuant to Section 12(h) of the Exchange Act, the Partnership filed an application by letter dated March 5, 1986 (the "1986 Application") for an exemption from the registration requirements under Section 12(g) of the Exchange Act. The Commission, pursuant to an order dated August 17, 1987 (the "1987 Order"), granted the Partnership a temporary exemption from the registration requirements of Section 12(g). Such exemption appeared to expire by its terms on February 28, 1989.

Following the apparent expiration of the 1987 Order, the Partnership may have been required, under Section 12(g), to file a registration statement on Form 10 with the Commission, unless an exemption was again granted to the Partnership. The Partnership's records indicate that, pursuant to Section 12(h), the Partnership filed an application by letter dated March 13, 1990 (the "1990 Application") again requesting an exemption from the requirements of Section 12(g). The Partnership's records further indicate that there were discussions with the Commission following the filing of the 1990 Application. However, the Partnership is not aware of, and there is no public record of, any order by the Commission ruling on the 1990 Application. Prior to this filing, the Partnership has not registered Partnership Interests under Section 12(g) of the Exchange Act. Given the apparent absence of an order relating to the 1990 Application, the 1990 Application may still be considered pending with the Commission.

Based on the foregoing, the General Partner believes it is advisable for the Partnership to file with the Commission this registration statement on Form 10.




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                   Zond Windsystem Partners, Ltd. Series 85-A
                        a California Limited Partnership
     for the fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005


                                TABLE OF CONTENTS

Item Number                                                                 Page

1.   Business......... ........................................................1
1A.  Risk Factors.............................................................10
2.   Financial Information....................................................12
3.   Properties...............................................................18
4.   Security Ownership of Certain Beneficial Owners and Management...........19
5.   Directors and Executive Officers.........................................20
6.   Executive Compensation...................................................21
7.   Certain Relationships and Related Transactions...........................22
8.   Legal Proceedings........................................................25
9.   Market Price of and Dividends on the Registrant's Common Equity
     and Related Stockholder Matters......................................... 28
10.  Recent Sales of Unregistered Securities..................................28
11.  Description of Registrant's Securities to be Registered..................28
12.  Indemnification of the General Partner and its Affiliates................32
13.  Financial Statements and Supplementary Data..............................36
14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.................................................36
15.  Financial Statements and Exhibits........................................37








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Item 1.         Business

Introduction

Zond Windsystem Partners, Ltd. Series 85-A, a California limited partnership (the "Partnership"), was formed on August 19, 1985 to purchase, own and operate a system of 160 Vestas V-17 wind turbine electric generators (the "Turbines"). The electricity generated by the Turbines is sold by the Partnership to its sole customer, Southern California Edison Company ("SCE").

Each Turbine has a rated capacity of 90 kilowatts, and the Turbines have an aggregate rated capacity of 14.4 megawatts. The Turbines, together with certain power transfer facilities and an electrical substation owned by the Partnership, form an integrated electric power generating facility (the "Windsystem"). The Windsystem is located in Kern County, California (the "Operating Site").

The Turbines are interconnected by a system of transformers and power transfer lines to a substation owned by the Partnership. The individual power lines from each of the Turbines are fed into step-up transformers, which increase the voltage of the Windsystem's electricity from 480 volts to 12.5 kilovolts ("kVs"). Additional 12.5 kV power transfer lines carry electricity to the Partnership's substation, which steps up the power to 66 kVs.

The Windsystem is interconnected to SCE's transmission grid through a series of transmission lines and substations. The electricity generated by the Windsystem is transferred from the Partnership's substation to a substation (the "Tehachapi Substation") pursuant to a 66 kV transmission line, which is owned by ZWHC LLC ("ZWHC"), an affiliate of the general partner of the Partnership. The transformers at the Tehachapi Substation increase the voltage of the Windsystem's electricity from 66 kVs to 230 kVs. The electricity produced by the Windsystem is then transmitted from the Tehachapi Substation pursuant to a 230 kV transmission line (the "Westwind Transmission Line") to another substation (the "Westwind Substation"). From the Westwind Substation the electricity is transmitted pursuant to another 230 kV transmission line (the "Sagebrush Transmission Line") to a SCE substation located in Vincent, California (the "Vincent Substation"). The electricity produced by the Windsystem is transmitted to SCE's transmission grid at the Vincent Substation. The Tehachapi Substation, Westwind Transmission Line and the Westwind Substation are owned in co-tenancy by the Partnership and several other wind power project owners. The Sagebrush Transmission Line is owned by Sagebrush General Co-ownership Partnership ("Sagebrush Partnership"). The Partnership indirectly owns an undivided 3.77% interest in Sagebrush Partnership through the Partnership's wholly-owned direct subsidiary Sagebrush Partner Seventeen, Inc.

The Windsystem, which became operational in December 1985, was constructed by Zond Construction Corporation III ("ZCC"), an affiliate of Zond Systems, Inc. ("ZSI"). The Partnership financed its purchase of the Windsystem with cash


                                     - 1 -
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raised through a private placement of limited partnership units ("Partnership
Interests" or "Units") and equipment financing in the form of promissory notes payable to ZCC (the "Purchase Notes"). ZCC's rights under the Purchase Notes were assigned to ZSI, which was later renamed Enron Wind Systems, Inc. ("EWSI"), which was later merged into a California limited liability company and renamed Enron Wind Systems, LLC ("EWS"). See "Item 1. Business - Bankruptcy and Mergers." The Purchase Notes matured in December 2001; however, the Purchase Notes remain unpaid. At December 31, 2001, there was $3.5 million and $5.6 million of principal and interest in arrears, respectively, outstanding with respect to the Purchase Notes. As of December 31, 2005, there was $0.6 million and $5.3 million of principal and interest in arrears, respectively, outstanding with respect to the Purchase Notes. For further information regarding the Purchase Notes and the amount of principal and interest owing thereunder, see "Item 7. Certain Relationships and Related Transactions - Purchase Note Financing" and Note 4 to the Financial Statements.

Dissolution of the Partnership

The business of the Partnership and the respective rights of its partners, including the Partnership's limited partners (the "Limited Partners"), are governed by the First Amended and Restated Agreement of Limited Partnership of Zond Windsystem Partners, Ltd. Series 85-A, a California Limited Partnership, entered into on November 22, 1985 (the "Partnership Agreement"). The term of the Partnership ended on December 31, 2005. The Partnership dissolved effective on the day on which the term of the Partnership ended. The general partner of the Partnership, Zond Windsystems Management III LLC (the "General Partner" or "ZWM"), a California limited liability company, which is wholly-owned by EWS, is in the process of marketing for sale the assets of the Partnership. Upon the sale of the assets of the Partnership, the General Partner will apply and distribute the proceeds thereof as contemplated by the Partnership Agreement. Following the distribution of the proceeds from the sale of the Partnership's assets, the General Partner plans to cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. Upon cancellation of the Partnership's Certificate of Limited Partnership, the Partnership will terminate and the General Partner plans to file with the Securities and Exchange Commission (the "Commission") a Form 15 to terminate registration of the Units under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Partnership Agreement is attached as
Exhibit 3.2 to this registration statement.

Bankruptcy and Mergers

On January 3, 1997, ZSI's parent company, Zond Corporation, became a wholly-owned subsidiary of Enron Renewable Energy Corp. ("EREC"), which is wholly-owned by Enron Corp. ("Enron"). Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On February 20, 2002, EWSI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Additionally, a California limited liability company formed on February 19, 2002 for the purpose of merging


                                     - 2 -
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with EWSI in anticipation of the sale of Enron's wind turbine manufacturing business also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. EWSI merged with and into the other limited liability company on April 19, 2002, and the surviving limited liability company changed its name to Enron Wind Systems, LLC.

On April 12, 2002, Zond Windsystems Management Corporation III, the general partner of the Partnership at such time, merged with and into a second California limited liability company, formed on March 12, 2002, and the surviving limited liability company changed its name to Zond Windsystems Management III LLC. ZWM has not filed for bankruptcy.

On November 17, 2004, the Chapter 11 Plan (the "Plan") relating to the Enron bankruptcy became effective. The Plan provides for Enron and its affiliated debtor companies (including EWS) to sell most of their assets and distribute to their creditors the proceeds of such sales. In connection with the Plan, EWS assumed the Management Agreement (as defined in "Operation and Maintenance Services" below) and that agreement remains in effect.

Sale to General Electric

On April 10, 2002, Enron, Enron Wind Corp. and certain of its subsidiaries, including EWSI, entered into an Amended and Restated Purchase and Sale Agreement in which such entities agreed to sell, in an asset sale (the "GE Sale"), their wind turbine manufacturing, operation and maintenance and construction businesses to General Electric Company, acting through its GE Power Systems business ("GEPS"). The GE Sale was consummated on May 10, 2002. EWS and its affiliated companies retained their existing wind power projects, including the indirect ownership of the general partnership interest in the Partnership. However, effective as of the sale, substantially all of the employees who had been involved in the management of the Partnership transferred to GEPS.

Following the GE Sale, certain Enron personnel who were not formerly involved with the management or operations of the Partnership were appointed to manage and operate the Partnership, and ZWM's principal executive offices were moved to 1400 Smith Street, Houston Texas 77002. In March 2004, the principal executive offices were moved to 1221 Lamar Street, Suite 1600, Houston, Texas 77010.

Partnership Exemption from Exchange Act Registration

In connection with the liquidation of assets in the Enron bankruptcy, management of the General Partner became aware that the Partnership's historical exemption from registration under Section 12(g) of the Exchange Act had lapsed, and apparently a new extension had not been granted. Based on management's review of the Partnership's records, the following is a summary of the Partnership's actions related to exemption from registration under Section 12(g) of the Exchange Act.


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Offers and sales of Partnership Interests were made in a private placement in
1985 pursuant to the exemption from the registration and prospectus delivery requirements of Regulation D of the Securities Act of 1933, as amended. As of December 31, 1985, the Partnership had a total of 500 holders of Partnership Interests, owned assets with a book value of approximately $29 million and had liabilities of approximately $13.4 million. Accordingly, the Partnership was required, under Section 12(g) of the Exchange Act, to file a registration statement on Form 10 with the Commission, unless an exemption was available. Pursuant to Section 12(h) of the Exchange Act, the Partnership filed an application by letter dated March 5, 1986 (the "1986 Application") for an exemption from the registration requirements under Section 12(g) of the Exchange Act. The Commission, pursuant to an order dated August 17, 1987 (the "1987 Order"), granted the Partnership a temporary exemption from the registration requirements of Section 12(g). Such exemption appeared to expire by its terms on February 28, 1989.

Following the apparent expiration of the 1987 Order, the Partnership may have been required, under Section 12(g), to file a registration statement on Form 10 with the Commission, unless an exemption was again granted to the Partnership. The Partnership's records indicate that, pursuant to Section 12(h), the Partnership filed an application by letter dated March 13, 1990 (the "1990 Application") again requesting an exemption from the requirements of Section 12(g). The Partnership's records further indicate that there were discussions with the Commission following the filing of the 1990 Application. However, the Partnership is not aware of, and there is no public record of, any order by the Commission ruling on the 1990 Application. Prior to the filing of this registration statement, the Partnership had not registered Partnership Interests under Section 12(g) of the Exchange Act. The Partnership, however, provided to the holders of its Partnership Interests semiannual income tax basis reports on the Partnership's financial and operating performance from March 28, 1986 through June 30, 2000. The Partnership also provided to the holders of its Partnership Interests in 2004 and 2005 income tax basis reports on the Partnership's financial and operating performance covering the 2002, 2003 and 2004 calendar years.

Given the apparent absence of an order relating to the 1990 Application, the 1990 Application may still be considered pending with the Commission. As of the date hereof, Section 12(g), as modified by Rule 12g-1 of the Exchange Act, requires an issuer with total assets exceeding $10,000,000 and with 500 or more record holders of a class of equity securities to register such securities with the Commission. It appears that since inception the Partnership has had 500 or more holders of Partnership Interests. However, since 1998, the Partnership has had less than $10,000,000 of total assets. As a result, if the Partnership were formed at any time after 1998, it would not be subject to the registration requirements of Section 12(g). Rule 12g-4 of the Exchange Act, however, does not permit an issuer with 500 or more members to terminate its registration. Accordingly, if the Partnership had previously registered its Partnership Interests, the Partnership would not have been eligible to terminate its registration pursuant to Rule 12g-4 of the Exchange Act.


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Based on the foregoing, the General Partner believes it is advisable for the
Partnership to file with the Commission this registration statement on Form 10.

Operation and Maintenance Services

EWS manages the Windsystem pursuant to a Windsystem Management Agreement entered into with the Partnership as of September 9, 1985 (the "Management Agreement"). EWS assumed the Management Agreement in connection with the Plan. The original term of the Management Agreement ended on December 31, 2005. EWS and the Partnership entered into a First Amendment to Windsystem Management Agreement dated as of January 13, 2006, which extended the termination date of the Management Agreement from December 31, 2005 to March 31, 2006, and entered into a Second Amendment to Windsystem Management Agreement dated as of March 21, 2006, which further extended the termination date of the Management Agreement from March 31, 2006 to June 30, 2006. Prior to May 10, 2002, Enron Wind Maintenance LLC, an affiliate of EWS, provided operation and maintenance services for the Windsystem. On May 10, 2002, in connection with the GE Sale, EWS contracted with GE Wind Energy, LLC to perform certain operation and maintenance services relating to the Windsystem for a period of one year ending on May 10, 2003.

In April 2003, EWS entered into an agreement (the "O&M Agreement") with enXco Service Corp. ("enXco") to provide certain operation and maintenance services relating to the Windsystem beginning in May 2003 and ending in May 2008. If EWS terminates the O&M Agreement prior to the end of its stated term, EWS may be required to pay certain agreed demobilization fees to enXco. If EWS is required to pay such fees, EWS may seek recovery from the Partnership of some, or all, of the amount of such fees pursuant to the terms of the Management Agreement. Management currently estimates that the amount of the demobilization fee, if any, for which EWS could seek recovery from the Partnership would not be in excess of approximately $24,000.

Sale of Electric Power

The Partnership sells the electric power generated by the Turbines to SCE under two Power Purchase Contracts (the "Power Agreements"). Each of the Power Agreements was originally entered into between SCE and ZSI in June 1984 and each agreement covered 7 megawatts of generating capacity. The term of each of the Power Agreements can be terminated by either party upon the delivery to the other party, at least 90 days prior to the proposed termination date, of a written notice that specifies a termination date of any time on or after June 21, 2014. In September 1985, ZSI assigned one of the Power Agreements (the "85-A Power Agreement") to the Partnership and the other Power Agreement (the "85-B Power Agreement") to Zond Windsystem Partners, Ltd. Series 85-B ("ZWP Series 85-B"). Each such assignment terminated on December 31, 2005. The Partnership and EWS entered into a Reservation of Rights Agreement (the "85-A Reservation of Rights Agreement") effective as of January 1, 2006 pursuant to which the Partnership is permitted to sell power to SCE from the Windsystem under the 85-A Power Agreement and the 85-B Power Agreement. Under the 85-A Reservation of


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Rights Agreement the Partnership pays to EWS an amount equal to 45% of the net operating proceeds of the Partnership attributable to the period commencing on February 15, 2006 and ending on the last day that the Partnership delivers power to SCE under the Power Agreements. The 85-A Reservation of Rights Agreement terminates on June 30, 2006, unless terminated earlier by either party upon ten
(10) days advance notice.

The 85-A Power Agreement was amended in September of 1985 to increase the generating capacity to 17 megawatts. In August 1989, the 85-A Power Agreement was further amended to correctly identify the location of the Windsystem site and to limit the size of the Windsystem, based on the aggregate name-plate capacity of the Turbines, that the Partnership could install at the Windsystem site.

Pursuant to that certain Power Agreement Co-Ownership Agreement dated as of August 30, 1990 between the Partnership and ZSI (the "85-A PPA Co-Ownership Agreement"), the Partnership granted ZSI the right to sell to SCE under the 85-A Power Agreement up to one (1) megawatt ("MW") of electricity. In August 1991, the 85-A Power Agreement was amended to add ZSI as an additional seller under the agreement. In June 1992, ZSI assigned to ZWHC all of ZSI's interest in the 85-A Power Agreement and the 85-A PPA Co-Ownership Agreement, and in April 2004, ZWHC assigned to Caithness 251 Wind, LLC, an unaffiliated third party, the interest of ZWHC in the 85-A Power Agreement and the 85-A PPA Co-Ownership Agreement.

During the period commencing in the early 1990's and ending on December 31, 2005, the Partnership permitted ZWP Series 85-B to sell to SCE under the 85-A Power Agreement up to approximately 1.35 MWs of electricity at any one time from fifteen (15) of ZWP Series 85-B's wind turbines. This arrangement is acknowledged and memorialized in the Reservation of Rights Acknowledgement dated as of February 1, 2006 between the Partnership and ZWP Series 85-B (the "85-A/85-B Reservation of Rights Acknowledgement").

The 85-B Power Agreement was amended in September 1985 to increase the generating capacity to 25 MWs. In August 1989, the 85-B Power Agreement was further amended to correctly identify the location of the ZWP Series 85-B windsystem site and to limit the size of the ZWP Series 85-B windsystem, based on the aggregate name-plate capacity of the windsystem's wind turbines, that ZWP Series 85-B could install at its windsystem site. In October 1991, the 85-B Power Agreement was amended to add ZSI as an additional seller under the agreement. In December 1991, the 85-B Power Agreement was further amended to reduce the aggregate capacity of the power contract from an aggregate of 25 MWs to 22.5 MWs. During the period commencing in the early 1990's and ending on December 31, 2005, ZWP Series 85-B permitted the Partnership to sell to SCE under the 85-B Power Agreement up to approximately one (1) MW of electricity at any one time from eleven (11) of the Partnership's wind turbines. This arrangement is acknowledged and memorialized in the 85-A/85-B Reservation of Rights Acknowledgement.


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Under the Power Agreements, SCE is required to purchase all of the electric output from the sellers under the Power Agreements, provided that the aggregate name-plate capacity of the wind turbines selling under the 85-A Power Agreement and the 85-B Power Agreement may not exceed 17 MWs and 22.5 MWs, respectively. Under the Power Agreements, energy generated was sold for a total price equal to the sum of (i) capacity rates based on forecasts of annual as-available capacity and (ii) energy rates. SCE paid a fixed rate for energy delivered under the 85-A Power Agreement through November 1995, and paid a fixed rate for energy delivered under the 85-B Power Agreement through November 1996. See "Item 1. Business - 1996 SCE Payments". Beginning in December 1996 under the 85-A Power Agreement, and beginning in December 1997 under the 85-B Power Agreement, and in each case through May 2002, the energy rates paid by SCE for energy delivered under each of the Power Agreements were based on forecasts of the short run avoided cost of energy for SCE. During 2001, in connection with the settlement of certain litigation against SCE, SCE renegotiated the energy component of the price paid for energy under the Power Agreements. As a result, the energy component is based on a fixed schedule with an average estimate price of $.0537 per kilowatt hour ("kWh") from May 2002 through April of 2007. In January of 2003, the 85-A Power Agreement was further modified to provide that the annual as-available capacity rate for electricity delivered to SCE from December 2002 through the end of the term of the 85-A Power Agreement is $106 per kilowatt of installed capacity per year. In January of 2003, the 85-B Power Agreement also was further modified to provide that the annual as-available capacity rate for electricity delivered to SCE from December 2002 through the end of the term of the 85-B Power Agreement is $124 per kilowatt of installed capacity per year. See "Item 8. Legal Proceedings - SCE Dispute and FERC Investigation".

Windsystem Performance

The amount of electricity produced by the Turbines depends upon wind speed, which is subject to significant seasonal variations in the Tehachapi area. Wind speed is generally highest during the summer months and lowest during the winter months. These seasonal variations result in significant variations from month to month in the net power production realized by the Turbines, and therefore result in monthly variations in the amount of electricity sold to SCE. During 2001, 2002, 2003, 2004 and 2005, SCE purchased an aggregate of 20.8 million kWh, 22.1 million kWh, 18.4 million kWh, 18.3 million kWh and 13.7 million kWh of electricity, respectively, from the Partnership for an aggregate purchase price of $2.1 million, $1.9 million, $1.3 million, $1.3 million and $0.9 million, respectively.

1996 SCE Payments

The Partnership's Windsystem and ZWP Series 85-B's windsystem each commenced operations in December 1985. Each of the 85-A Power Agreement and the 85-B Power Agreement provides that SCE is responsible for the installation and maintenance of metering equipment, and preparing and paying invoices for power delivered by each of ZWP Series 85-B and the Partnership. During the first twelve months of operation, SCE used a single meter to measure the energy delivered from both

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wind power projects. As a result, during 1986 SCE provided invoices and payments to the Partnership under the 85-A Power Agreement for the power generated by both the Partnership's Windsystem and ZWP Series 85-B's windsystem. Following the installation by SCE of remote metering equipment at each windsystem site in late 1986, SCE provided separate invoices and payments to each of the Partnership and ZWP Series 85-B for deliveries of power under the 85-A Power Agreement and 85-B Power Agreement, respectively. Each of the 85-A Power Agreement and the 85-B Power Agreement provides for the payment of a scheduled fixed rate for energy delivered under the contract during the first 10-year period following the commencement of operation of the applicable windsystem and the payment of an avoided cost variable rate thereafter. SCE stopped paying the 10-year fixed rate under the 85-A Power Agreement at the end of 1995. SCE stopped paying the 10-year fixed rate under the 85-B Power Agreement at the end of 1996. The difference between the fixed rate received by both the Partnership and ZWP Series 85-B under the 85-B Power Agreement during 1996 and the avoided cost variable rates that year was approximately $4.1 million in the aggregate (the "Energy Price Differential").

Although the 85-B Power Agreement appears to provide that the 10-year fixed rate period was initiated in December 1985, it appears that SCE paid for energy delivered under the 85-B Power Agreement during 1996 under the belief that the 10-year fixed rate period was initiated on or around December 1986 (at the time of SCE's installation of the remote metering equipment). This would have resulted in a 10-year fixed rate period that ended in December 1996, as opposed to December 1995 (10 years from when the Windsystem began operations). In 1996, the Partnership informed the Limited Partners that it was reviewing the payments received from SCE in 1996 for energy delivered under the 85-B Power Agreement in the context of the Partnership's and ZWP Series 85-B's contractual rights, and due to the apparent uncertainty concerning this issue, the Partnership recognized the difference between the cash received by the Partnership applicable to the Windsystem under the fixed rate of the 85-B Power Agreement and the avoided cost variable rates during the year ended December 31, 1996 (approximately $0.2 million) as deferred revenue (the "Deferred Energy Revenue"), segregated this amount from its operating cash account, and did not recognize such cash as income.

In 2001, two events occurred which appear to have been relevant to the Partnership's treatment of the Deferred Energy Revenue. First, the Partnership appears to have determined that prior to September 2001 the applicable statute of limitations expired with respect to any potential claim by SCE for repayment of any portion of the energy payments received by the Partnership in 1996. Second, in connection with the settlement of certain disputes between SCE and the Partnership, and SCE and ZWP Series 85-B, relating to SCE's failure to pay for energy deliveries between November 1999 and March 2000, SCE and the Partnership, and SCE and ZWP Series 85-B, entered into agreements which provided for the mutual release of certain claims that each party may have had against the other party arising out of the 85-A Power Agreement and the 85-B Power Agreement, respectively, that arose prior to the execution of the settlement agreements. In September 2001, the Partnership paid the cash representing the Deferred Energy Revenue, plus accrued interest (approximately $0.2 million in aggregate), to EWS in payment of principal and interest owing under the Purchase

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Notes. In turn, these funds were paid to Enron for repayment of certain indebtedness. Additionally, the Deferred Energy Revenue, plus accrued interest, was included as ordinary income in the Partnership's 2001 U.S. Return of Partnership Income. In the accompanying financial statements, the Deferred Energy Revenue, plus accrued interest, remains deferred in accordance with accounting principles generally accepted in the United States.

Notwithstanding the foregoing, Enron contacted SCE in November 2005 regarding SCE's understanding of the contract payment provisions in view of the circumstances relating to the Energy Price Differential. In connection with discussions with SCE, it was further discovered that from January 1996 through December 2005 SCE made capacity payments under the 85-B Power Agreement in the amount of approximately $607,000 in excess of the amounts required to be paid under the 85-B Power Agreement (the "Capacity Price Differential"). Of this amount, approximately $37,000 was retained by the Partnership (the "Excess Capacity Revenue") and the balance was retained by ZWP Series 85-B. In the context of a full and complete settlement, Enron has offered to pay to SCE the amount of the Energy Price Differential and the Capacity Price Differential, plus applicable interest.

Irrespective of Enron's recent discussions with, and commitments to, SCE regarding this matter, there is no assurance that SCE will not assert some claim against the Partnership related to this matter, and there is no assurance that regulators or other governmental authorities will not make certain assertions related to this matter, including that a violation of law has occurred, or take some type of action against the Partnership or others associated with these events. Accordingly, the Deferred Energy Revenue, plus accrued interest, remains deferred in the accompanying financial statements, and the Excess Capacity Revenue is classified as deferred revenue in the accompanying financial statements. At this time, the Partnership is unable to determine whether, and to what extent, the Partnership has financial exposure related to any such potential claims, assertions or actions, and the Partnership reserves all of its rights and defenses associated therewith. Therefore, the Partnership is unable to predict the ultimate outcome this matter may have on the Partnership's financial position, results of operations or cash flows.

Going Concern

      1. As discussed in "Item 1. Business - Dissolution of the Partnership", the term of the Partnership ended on December 31, 2005. The Partnership dissolved effective on the day on which the term of the Partnership ended. The General Partner is in the process of marketing for sale the assets of the Partnership. Upon the sale of the assets of the Partnership, the General Partner will apply and distribute the proceeds thereof as contemplated by the Partnership Agreement, and plans to cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. The Partnership will then terminate and the General Partner plans to file with the Commission a Form 15 to terminate registration of the Units under the Exchange Act.

      2. As discussed in "Item 2. Financial Information - Liquidity and Capital Resources" and in Note 2 to the Financial Statements, the Partnership has not had, and does not anticipate that it will have, sufficient cash flows from operations or from the sale of its assets in dissolution to make payment in full of the outstanding principal and accrued but unpaid interest on the outstanding Purchase Notes. The Partnership continues to be in default of the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interests in the assets of the Partnership. As of the date of filing of this registration statement, the Partnership had not received a foreclosure notice from EWS with respect to the Purchase Notes. Any such foreclosure by EWS on its security interests in the assets of the Partnership would have a material adverse effect on the Partnership.

Government Regulation

The sale of electricity at wholesale to public utilities in California is subject to regulation by the Federal Energy Regulatory Commission ("FERC") and by the California Public Utilities Commission ("CPUC"). However, the Partnership's Windsystem is a "qualifying small power production facility" as defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA") and the FERC's regulations thereunder. As a result, the Windsystem is exempt from most FERC regulation and CPUC regulation relating to public utilities. Moreover, since the Windsystem is a qualifying small power production facility that meets certain additional size and source of fuel limitations, it is exempt from rate regulation under the Federal Power Act, from the provisions of the Public Utility Holding Company Act of 1935 relating to electric utilities, and from state laws and regulations relating to electric utility rates and financial or organizational regulation.

While PURPA exempts qualifying small power production facilities from certain federal and state laws regulating electric utilities, these facilities are not exempt from federal and state environmental and other laws, and the facilities, such as the Windsystem, must comply with all applicable federal, state and local environmental and other laws.

Employees

The Partnership has no employees. EWS manages, operates and maintains the Windsystem pursuant to the Management Agreement. The General Partner, utilizing employees of Enron, attends to the remaining day-to-day activities of the Partnership.

Item 1A. Risk Factors

Wind Risk

The Partnership's sole source of revenue is from the sale to SCE of electric power generated from the Windsystem. The generation of electric power is dependent on the wind resource available at the Operating Site. This wind resource is variable and there is a risk that the wind resource will reduce over any particular time, or there will be no wind resource available for the Windsystem over any particular time.

Equipment Risk

There is a risk that some or all of the Turbines will fail to operate or operate less effectively or less often than they have in the past. Because the Partnership's sole source of revenue is the sale of electric power generated from the Windsystem, poorly operating or non-operating Turbines will result in the generation of less electric power, and less revenue to the Partnership.

Environmental Risk

There is a risk that the operation and maintenance of the Windsystem at the Operating Site has resulted, or will result, in environmental damage to the Operating Site, or some portion thereof, and that the Partnership could have liability associated with such damage.

Risk of Non-payment or Curtailment by SCE

There is a risk of the Partnership not being paid by SCE for some or all of the electric power generated and delivered by the Partnership and that SCE may curtail the deliveries of electric power from the Windsystem. SCE is the sole purchaser of the electric power generated by the Windsystem, and SCE's refusal or inability to pay the Partnership for electric power delivered to SCE or SCE's curtailment of deliveries of electric power from the Windsystem would remove or reduce the Partnership's sole source of revenue.

No Market for Partnership Interests

There is no public market for the Partnership Interests. Partnership Interests may not be transferred without the consent of the General Partner. There is a substantial risk that any holder of Partnership Interests will have no ability to transfer, sell or assign any of such Partnership Interests.

Valuation Risk in Sale Process

The Partnership is currently operating in liquidation and is marketing its assets for sale. There is no assurance of the amount of proceeds, if any, the Partnership will receive for the assets of the Partnership. As a result, there is significant risk that the Partnership will be unable to pay off its liabilities prior to the termination of the Partnership, and that the holders of the Partnership Interests will receive no distributions following the termination of the Partnership.

1996 SCE Payments

There is a risk that SCE, regulators or other governmental authorities will assert some claim or take some type of action against the Partnership relating to the Partnership's receipt or treatment of the Deferred Energy Revenue or the

Excess Capacity Revenue. See "Item 1. Business - 1996 SCE Payments" for further information.

Contractual Rights

There is a risk that the Partnership may not be able to extend the term of several of its material agreements, including without limitation the Wind Park Easement Agreement and the sublease (each as defined in "Item 3. Properties") and the 85-A Reservation of Rights Agreement. If this were to occur, there is a risk the Partnership will be unable to continue the operation of the Windsystem beyond June 30, 2006.

Item 2.         Financial Information

Selected Financial Data

From and after 1987, the Partnership's accounting records have been maintained on a federal tax accrual basis, consistent with appropriate provisions of the Internal Revenue Code. Such records have been adjusted for purposes of filings with the Commission to reflect accounting principles generally accepted in the United States. The selected financial data should be read in conjunction with the financial statements and related footnotes included in Item 15.


                                                              As of and for the years ended December 31,
                                                 2005         2004        2003         2002          2001
                                          --------------------------------------------------------------------------------------


Total revenue                             $      928      $   1,282     $   1,828    $   1,678     $    2,162
Net loss                                  $     (980)          (937)          (69)        (537)          (408)

Per unit:
   Net loss                               $   (1,396)     $  (1,335)    $     (98)   $    (765)    $     (581)
   Partners' deficit                      $   (8,560)     $  (7,164)    $  (5,829)   $  (5,731)    $   (4,966)

Total assets                              $      438      $   1,691     $   3,225    $   5,790      $   5,881
Current portion of notes
  payable to related party                $      597      $     847     $   1,272    $   3,464      $   3,464
Accrued interest to related party         $    5,322      $   5,322     $   5,322    $   5,572      $   5,572

Partners' deficit                         $   (6,009)     $  (5,029)    $  (4,092)   $  (4,023)     $  (3,486)


                                         (Dollars in thousands, except per Unit values which are in whole dollars)

All per Unit values were calculated based on 702 Units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Going Concern

See "Item 1. Business - Going Concern" and Note 2 to the Financial Statements for a discussion of the matters relating to the Partnership's status as a going concern.

Liquidity and Capital Resources

The Partnership experienced a lack of liquidity throughout 2001, 2002, 2003, 2004 and 2005, primarily due to an ongoing shortfall in revenues from operations in comparison to the costs and expenses of operations. Cash flows from the Partnership's operations continue to be sufficient to fund the Partnership's operating expenses; however, the Partnership has been unable to meet its obligations under the Purchase Notes. During 2001, 2003, 2004 and 2005, the Partnership made principal payments to EWS on the Purchase Notes of $1.2 million, $2.2 million, $0.4 million and $0.3 million, respectively. The Partnership did not make any principal payments on the Purchase Notes during 2002. At December 31, 2001, approximately $3.5 million of outstanding principal, and $5.6 million of accrued interest, was due to EWS under the Purchase Notes. At December 31, 2002, approximately $3.5 million of outstanding principal, and $5.6 million of accrued interest in arrears, continued to be due to EWS under the Purchase Notes. At December 31, 2003, approximately $1.3 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2004, approximately $0.8 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2005, approximately $0.6 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. The Purchase Notes matured in December 2001 and the Partnership does not anticipate that the Purchase Notes will be fully repaid prior to the termination and winding-up of the Partnership. The Partnership's failure to make timely payments on the Purchase Notes gave EWS the right to foreclose against the collateral for its loans as set forth in the security agreements relating to the Purchase Notes. As of the date of this registration statement, the Partnership had not received a foreclosure notice from EWS with respect to the Purchase Notes. See "Item 2. Financial Information - Results of Operations for the Year Ended December 31, 2005 Compared to December 31, 2004."

The Partnership's primary source of revenues and liquidity to fund operations of the Windsystem, repay debt, administer the Partnership, and make distributions to its partners is the production and sale of electricity from the Windsystem. The Partnership's sole customer is SCE. The price paid by SCE for the electricity is contractually defined under the Power Agreements. See "Item 1. Business - Sale of Electric Power" for additional information.

As of December 31, 2005, the Partnership had no current or planned commitments for capital expenditures.

Results of Operations for the Year Ended December 31, 2005 Compared to December 31, 2004

During the year ended December 31, 2005, the Partnership's electricity revenue was $0.9 million, and the Windsystem produced 13.7 million kWh of electricity sold to SCE. This was a decrease of $0.4 million or 28% in revenue and a decrease of 4.6 million kWh or 25% of electricity produced as compared to the year ended December 31, 2004. The Partnership believes the decrease in electricity produced is primarily due to lower average wind speeds during 2005 as compared to 2004.

Costs and expenses during 2005 were $1.9 million, a decrease of $0.3 million or 14% as compared to 2004. Depreciation was $1.1 million in 2005 as compared with $1.4 million in 2004. The decrease in depreciation was due to the Turbines becoming fully depreciated during 2005. Property taxes remained comparable in 2005 as compared to 2004. Easement and management fees also remained comparable during 2005 as compared to 2004. Easement and management fees are calculated as a percentage of Gross Operating Proceeds. "Gross Operating Proceeds" is defined as all gross receipts from the sale of electricity generated by the Turbines and all amounts paid in lieu of receipts from the sale of electricity, including, without limitation, any proceeds of systems performance or wind resource insurance, casualty loss and business interruption insurance paid in reimbursement of lost revenues and warranty payments in reimbursement of lost revenues. Maintenance expenses decreased by $0.05 million due to a decrease in unscheduled maintenance in 2005 as compared to 2004. Insurance costs decreased by $0.04 million in 2005 as compared to 2004 due to decreased premiums. Other operating costs increased $0.05 million in 2005 as compared to 2004 due to increased third party consultant fees.

Overall, the Partnership reported a net loss of $0.98 million in 2005, a change of $0.04 million from the net loss of $0.94 million for 2004. This increased loss was primarily due to decreased revenues during 2005. During 2005, the total partners' deficit increased by $0.98 million to $6.0 million. The net loss per Unit was $1,396 for 2005 compared with a net loss per Unit of $1,335 for 2004.

Cash flows from operations decreased by $0.2 million in 2005 as compared to 2004. This decrease was primarily due to decreased revenue during 2005 as compared to 2004. Cash flows used in financing activities decreased by $0.2 million during 2005 as compared with 2004 due to decreased principal payments on the Purchase Notes. Excess cash flows from operations were used primarily to fund payments of the principal on the Purchase Notes.

Results of Operations for the Year Ended December 31, 2004 Compared to December 31, 2003

During the year ended December 31, 2004, the Partnership's electricity revenue was $1.3 million, and the Windsystem produced 18.3 million kWh of electricity sold to SCE. This was an increase of $0.02 million or 1% in revenue and a decrease of 0.1 million kWh or 1% of electricity produced as compared to the year ended December 31, 2003. During 2003, the Partnership recognized approximately $0.6 million of income as a result of a payment to the Partnership by EWS relating to a settlement of a dispute between SCE and EWS that resulted in the reduction of the capacity payments payable under the Power Agreements. The Partnership did not recognize any similar income in 2004.

Costs and expenses during 2004 were $2.2 million, an increase of $0.3 million or 17% as compared to 2003. Depreciation was $1.4 million in both 2004 and 2003. During 2003, the Partnership recognized $0.5 million of bad debt expense related to receivables from SCE for electricity delivered by the Partnership in 2000 and 2001, which had been deemed uncollectible. In addition, during 2003, the Partnership recognized approximately $0.9 million of bad debt recovery as a result of a payment to the Partnership by EWS relating to a settlement of a dispute between SCE and EWS that resulted in the forgiveness of certain receivables of the Partnership owing by SCE under the Power Agreements. The Partnership did not recognize any similar bad debt expense or recovery in 2004. Property taxes remained constant in 2004 as compared to 2003. Easement and management fees decreased $0.03 million and $0.04 million, respectively, during 2004 as compared to 2003. The decrease in easement and management fees is directly related to the decrease in Gross Operating Proceeds received in 2004 as compared to 2003 due to timing of receipts. Maintenance expenses increased by $0.03 million due to an increase in unscheduled maintenance in 2004 as compared to 2003. Insurance costs decreased by $0.03 million in 2004 as compared to 2003 due to decreased premiums. Other operating costs remained constant in 2004 as compared to 2003.

Overall, the Partnership reported a net loss of $0.9 million for 2004, a change of $0.9 million from the net loss of $0.07 million in 2003. During 2004, the total partners' deficit increased by $0.9 million to $5.0 million. The net loss per Unit was $1,335 for 2004 compared with a net loss per Unit of $98 for 2003.

Cash flows from operations decreased by $1.3 million in 2004 as compared to 2003. This decrease was primarily due to unfavorable changes in working capital during 2004. Cash flows used in financing activities decreased by $1.8 million during 2004 as compared to 2003 due to decreased principal payments on the Purchase Notes. Excess cash flows from operations were used primarily to fund payments of the principal on the Purchase Notes.

Results of Operations for the Year Ended December 31, 2003 Compared to December 31, 2002

During the year ended December 31, 2003, the Partnership's electricity revenue was $1.3 million, and the Windsystem produced 18.4 million kWh of electricity sold to SCE. This was a decrease of $0.4 million or 22% in revenue and a decrease of 3.7 million kWh or 17% of electricity produced as compared to the year ended December 31, 2002. During 2003, the Partnership recognized approximately $0.6 million of income as a result of a payment to the Partnership by EWS relating to a settlement of a dispute between SCE and EWS that resulted in the reduction of the capacity payments payable under the Power Agreements. During 2002, the Partnership did not recognize any similar income; however, the

Partnership recognized $0.04 million of other income from the California Energy Commission and $0.01 million of interest income on cash accounts.

Costs and expenses during 2003 were $1.9 million, a decrease of $0.3 million or 14% as compared to 2002. Depreciation was $1.4 million in both 2003 and 2002. During 2003, the Partnership recognized $0.5 million of bad debt expense related to receivables from SCE for electricity delivered by the Partnership in 2000 and 2001, which had been deemed uncollectible. In addition, during 2003, the Partnership recognized approximately $0.9 million of bad debt recovery as a result of a payment to the Partnership by EWS relating to a settlement of a dispute between SCE and EWS that resulted in the forgiveness of certain receivables of the Partnership owing by SCE under the Power Agreements. The Partnership recognized only $0.009 million of bad debt expense and no bad debt recovery in 2002. Property taxes remained constant in 2003 as compared to 2002. Easement and management fees increased $0.03 million and $0.04 million, respectively, during 2004 as compared to 2003. The increase in easement and management fees is directly related to the increase in Gross Operating Proceeds received in 2004 as compared to 2003 due to timing of receipt. Maintenance expenses decreased $0.03 million in 2003 as compared to 2002 due to a decrease in unscheduled maintenance fees. Insurance expense increased by $0.03 million in 2003 as compared to 2002 due to increased policy premiums. Other operating costs increased $0.01 million in 2003 as compared to 2002 due to increased backfeed electricity charges.

Overall, the Partnership reported a net loss of $0.07 million for 2003, a change of $0.5 million from the net loss of $0.5 million in 2002. During 2003, the total partners' deficit increased by $0.07 million to $4.1 million. The net loss per Unit was $98 for 2003 compared with a net loss per Unit of $765 for 2002.

Cash flows from operations increased by $0.5 million in 2003 as compared to 2002. This increase was primarily due to favorable changes in working capital. Cash flows used in financing activities increased by $2.2 million in 2003 as compared to 2002 due to principal payments made on the Purchase Notes in 2003. No principal payments were made on the Purchase Notes in 2002. Excess cash flows from operations were used primarily to fund payments of the principal on the Purchase Notes.

Results of Operations for the Year Ended December 31, 2002 Compared to December 31, 2001

During the year ended December 31, 2002, the Partnership's electricity revenue was $ 1.6 million, and the Windsystem produced 22.1 million kWh of electricity sold to SCE. This was a decrease of $0.5 million or 22% in revenue and an increase of 1.3 million kWh or 6% of electricity produced as compared to the year ended December 31, 2001. Other income decreased $0.03 million during 2002 as compared to 2001. During 2001, the Partnership recognized $0.05 million of interest income on outstanding amounts due from SCE for delivery of energy and capacity during the period November 1, 2000 to March 27, 2001, $0.02 million of other income from the California Energy Commission and $0.01 million of interest income on cash accounts. During 2002, the Partnership recognized $0.04 million of other income from the California Energy Commission and $0.01 million of interest income on cash accounts.

Costs and expenses during 2002 were $2.2 million, a decrease of $0.4 million or 14%, as compared to 2001. Depreciation was $1.4 million in both 2002 and 2001. During 2001, the Partnership recognized bad debt expense of $0.4 million related to receivables from SCE for electricity delivered by the Partnership in 2000 and 2001, which had been deemed uncollectible. The Partnership recognized only $0.009 million of bad debt expense in 2002. Pursuant to an agreement between the holder of the Purchase Notes and the Partnership, as acknowledged and memorialized in that certain Interest Expense Acknowledgement (the "Interest Expense Acknowledgement") dated as of February 1, 2006 between EWS and the Partnership, the Partnership was not required to pay any interest on the outstanding principal amount under the Purchase Notes other than the interest set forth in the amortization schedules attached to the Purchase Notes. Since these amortization schedules ended in 2001, the Partnership was not required to recognize any additional interest expense in 2002 (although the Partnership is required to recognize unpaid interest set forth on the amortization schedule). As a result, interest expense decreased by $0.1 million in 2002 as compared to 2001. Property taxes increased $0.01 million in 2002 as compared to 2001 due to increased county tax assessments. Easement fees and management fees remained comparable in 2002 as compared to 2001. Maintenance expenses increased $0.07 million in 2002 as compared to 2001 due to an increase in unscheduled maintenance fees. Insurance expense increased $0.07 million in 2002 as compared to 2001. This increase is directly related to market conditions within the property and casualty insurance industry coupled with adverse claim experience in prior years. Other operating costs remained comparable in 2002 as compared to 2001.

Overall, the Partnership reported a net loss of $0.5 million for 2002, a change of $0.1 million from the net loss of $0.4 million in 2001. During 2002, the total partners' capital increased by $0.5 million resulting in total partners' deficit of $4.0 million. The net loss per Unit was $765 for 2002 compared with a net loss per Unit of $581 for 2001.

Cash flows from operations increased by $0.2 million in 2002 as compared to 2001. This increase was primarily due to the favorable changes in working capital during 2002. Cash flows used in financing activities decreased by $1.2 million during 2002 due to principal payments on the Purchase Notes made in 2001. No principal payments were made on the Purchase Notes in 2002.

Contractual Obligations

The Partnership's contractual obligations as of December 31, 2005 are as follows (in millions):


        --------------------------------------  ---------------------
                                                         2006*
        --------------------------------------  ---------------------

        -------------------------------------  ----------------------
         Short-term debt obligations:
        --------------------------------------  ---------------------

        --------------------------------------  ---------------------
              Purchase notes payable                    $0.597
        --------------------------------------  ---------------------
              Interest payable                          $5.322
        --------------------------------------  ---------------------

        --------------------------------------  ---------------------
         Purchase obligations:
        --------------------------------------  ---------------------
             Scheduled maintenance fees                 $0.124
        --------------------------------------  ---------------------
             Minimum sublease fees                      $0.020
        --------------------------------------  ---------------------

        --------------------------------------  ---------------------
         Demobilization fee                             $0.024
        --------------------------------------  ---------------------

        --------------------------------------  ---------------------


*The term of the Partnership ended on December 31, 2005; however, the Partnership is operating in liquidation and obtained the right to sell power under the Power Agreements, and extended the term of the Management Agreement, through June 30, 2006.

Quantitative and Qualitative Disclosures About Market Risk

The Partnership's management, with the participation of the General Partner's Chief Executive Officer and Chief Financial Officer, has evaluated the disclosure requirements of Item 305 of Regulation S-K "Quantitative and Qualitative Disclosures about Market Risk," and has concluded that the Partnership has no market risk sensitive instruments for which this disclosure is required.

Safe Harbor Statement Regarding Outlook and Other Forward Looking Data

Portions of this registration statement, including but not limited to Items 1 and 2, contain forward-looking statements and involve risks and uncertainties that could significantly affect expected results of operations, liquidity, cash flows and business prospects. Factors that could cause results to differ materially include, but are not limited to: competitive pricing pressures; fluctuations in fossil fuel prices; higher than expected costs; regulatory changes; potential liability resulting from pending or future litigation or administrative action; domestic and international political conditions; political events or insurgent activity; and capital expenditure, acquisition or disposition. Forward-looking statements are generally accompanied by words such as "estimate," "project," "predict," "will," "anticipate," "plan," "intend," "believe," "expect" or similar expressions that convey the uncertainty of future events or outcomes. The Partnership expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed might not occur.

Item 3.         Properties

The Partnership owns the Turbines, including the supporting towers and related concrete support pads and controllers, a power collector system and power substation. The Partnership uses a portion of the Operating Site pursuant to a 20-year easement granted by ZWHC under the terms of the Amended and Restated Series A Wind Park Easement Agreement dated as of March 24, 1986 (the "Wind Park Easement Agreement") between the Partnership and ZWHC, as successor to EWS. The term of the Wind Park Easement Agreement ends on June 30, 2006; provided, however, that certain provisions of the Wind Park Easement Agreement relating to the removal, abandonment or sale of the Turbines continue beyond the end of the term of the Wind Park Easement Agreement. There are 119 of the Turbines located on the real property that is subject to the Wind Park Easement Agreement. In addition, the Partnership uses a portion of the Operating Site pursuant to a sublease dated as of August 30, 1990 between EWS (as successor to ZSI) and the Partnership (the "Sublease"). The Partnership and EWS entered into an Amendment to Sublease dated as of March 21, 2006, which amended the term of the Sublease and provided the Partnership with an eleven-month period following the end of the term of the Sublease to remove the Turbines from the subleased property. The term of the Sublease ends on June 30, 2006; provided, however, that certain provisions of the Sublease relating to the removal or abandonment of the Turbines continue beyond the end of the term of the Sublease. There are 41 of the Turbines located on the real property that is subject to the Sublease. The Sublease is subject to all of the terms and conditions of that certain Lease and Royalty Agreement for Meteorological Research Sites and the Construction and Operation of Wind Energy Conversion Systems entered into by John M. Wuerth Family Trust, as lessor, on July 26, 1989 and EWS (as successor to ZSI), as lessee, on December 12, 1989 (the "Wuerth Lease"). The term of the Wuerth Lease ends on the later of December 21, 2021 or the termination of all power purchase agreements that receive power generated on or transmitted over the leased property. EWS and its affiliates have developed and sold additional wind turbines on the Operating Site to ZWP Series 85-B, and ZWHC, as successor to ZCC, granted a similar easement to ZWP Series 85-B. The general partner of ZWP Series 85-B is an affiliate of the General Partner.

The transmission system used by the Partnership to transmit to SCE the electricity generated by the Windsystem consists of (i) a 66 kV transmission line owned by third parties, (ii) a 230 kV transmission line owned in co-tenancy by the Partnership and certain third parties and (iii) a 230 kV transmission line owned by Sagebrush Partnership, of which Sagebrush Partner Seventeen Inc., the Partnership's wholly-owned subsidiary, is a general partner. Pursuant to that certain Series A Power Transfer Agreement dated as of September 9, 1985 between the Partnership and ZWHC, as successor to EWS, the Partnership uses one of ZWHC's 66 kV transmission lines to transmit power from the Partnership's substation to the Tehachapi Substation, which is owned in co-tenancy by the Partnership and certain other parties. The Partnership owns an undivided 3.96% interest in (x) the Tehachapi Substation, (y) the Westwind Transmission Line and
(z) the Westwind Substation pursuant to that certain Agreement Among Co-Tenants dated December 13, 1990 among Sky River Partnership, Victory Garden Phase IV Partnership, ZWP Series 85-B, Caithness 251 Wind, LLC and the Partnership. Sagebrush Partner Seventeen Inc., the Partnership's wholly-owned subsidiary, owns an undivided 3.77% interest in Sagebrush Partnership, which owns the Sagebrush Transmission Line, the transmission line that connects the Westwind Substation to SCE's Vincent Substation, the location where the power generated by the Windsystem is delivered to SCE under the Power Agreements.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

The Partnership knows of no person (including a "group" as that term is used in Section 13(d) (3) of the Exchange Act) who is the beneficial owner of more than five percent of the Partnership Interests.

ZWM owns the sole general partner interest in the Partnership. ZWM also owns fractional limited partnership interests in the Partnership. No person who is deemed to be an executive officer or director of the Partnership as of the date of this filing owns any interest in the Partnership, ZWM, EREC or any of its subsidiaries.

Item 5.         Directors and Executive Officers

The Partnership does not have any employees or directors. The General Partner of the Partnership is ZWM, a California limited liability company, wholly-owned by EWS. Under the terms of the Partnership Agreement, the General Partner holds the exclusive right to manage the business and affairs of the Partnership. The Limited Partners as defined in the Partnership Agreement are not entitled to exercise any rights or powers to manage the business and affairs of the Partnership. The Limited Partners have voting rights only with respect to certain fundamental changes in the nature and operation of the Partnership, as set forth in the Partnership Agreement.

Executive Officers

Set forth below is certain information regarding officers of ZWM that may be deemed executive officers of the Partnership for Commission reporting purposes.

Jesse E. Neyman, age 62, has served as President and Chief Executive Officer of ZWM since January 3, 2006. Mr. Neyman is responsible for managing and liquidating the global wind business operations of Enron and its affiliates. Mr. Neyman has served as Vice President, Principal Investments, Enron since early 2002. He is responsible for managing financial investment portfolios of Enron and its affiliates. Prior to these assignments, Mr. Neyman served as Vice President of Enron Producer Finance, providing risk capital to the oil and gas sector.

Mr. Neyman was an executive officer of various subsidiaries of Enron that filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court for the Southern District of New York filed in connection with the Enron bankruptcy. See "Item 1. Business - Bankruptcy and Mergers" for additional information.

Johnna D. Kokenge, age 35, has served as Chief Financial Officer of ZWM since March 22, 2005. Ms. Kokenge has served in various accounting capacities for Enron and certain Enron affiliates since 1999.

Directors

ZWM has no directors. EREC, which indirectly holds the sole membership interest in ZWM, has a board of directors. Because neither the Partnership nor ZWM has an audit committee or a board of directors, the board of directors of EREC serves the role of the audit committee for the Partnership and these directors may be deemed to be directors of the Partnership under the Exchange Act. As a director of EREC, each individual listed below may also be deemed to be a director of Zond Windsystem Partners, Ltd. Series 85-B, Zond Windsystem Partners, Ltd. Series 85-C, and Zond-PanAero Windsystem Partners I, each a California Limited Partnership. Set forth below is certain information regarding the directors of EREC.

K. Wade Cline, age 43, has been a director of EREC since November 17, 2004. Mr. Cline was elected as Managing Director and Assistant General Counsel of Enron in February 2002, and was elected Managing Director and General Counsel of Enron in September 2005. Mr. Cline has served multiple Enron companies in various legal and management roles since 1992.

Richard Lydecker, age 61, has been a director of EREC since January 3, 2006, and has served as Managing Director and Chief Accounting Officer of Enron since February 2002. Mr. Lydecker also was elected as Enron's Chief Financial Officer effective December 20, 2005. Prior to his appointment to these positions with Enron, Mr. Lydecker was Vice President, Principal Investments of Enron. The board of directors of EREC has determined that Mr. Lydecker is an "audit committee financial expert" as such term is defined by the rules of the Commission. Mr. Lydecker is not "independent" as such term is defined under the listing standards of the New York Stock Exchange.

Messrs. Cline and Lydecker were executive officers of various subsidiaries of Enron that filed voluntary petitions for Chapter 11 reorganization with the U.S. Bankruptcy Court for the Southern District of New York filed in connection with the Enron bankruptcy. See "Item 1 Business - Bankruptcy and Mergers" for additional information. In addition, Mr. Cline was an executive officer of Dabhol Power Company, a foreign Enron affiliated entity, for which a receiver was appointed.

Delegation of Management

The Partnership has delegated certain aspects of the operation, management, maintenance and repair of the Windsystem to EWS pursuant to the Management Agreement. See "Item 1. Business - Operation and Maintenance Services".

Item 6.         Executive Compensation

As the Partnership has no employees, it does not pay executive compensation to any individual. The General Partner participates in the profits and losses of the Partnership by virtue of its partnership interests, and EWS receives payment under the Management Agreement for services rendered thereunder. The Partnership makes distributions in accordance with the terms of the Partnership Agreement. The Partnership did not distribute any amounts to the General Partner during 2001, 2002, 2003, 2004 or 2005. Eric D. Gadd served as President and Chief Executive Officer of ZWM from September 26, 2002 through December 31, 2005. Individuals that may be deemed executive officers of the Partnership are compensated by Enron or subsidiaries of Enron for all of their services rendered to Enron and its affiliates, including services to the Partnership, and are not compensated directly by the Partnership. The directors of EREC are compensated for all of their services rendered, including services to the Partnership, by Enron and they are not compensated directly by the Partnership for their services as directors of EREC. See also "Item 7. Certain Relationships and Related Transactions" for a discussion of payments made by the Partnership to EWS and ZWHC.

Item 7.         Certain Relationships and Related Transactions

The following summarizes payments made to and proposed to be made to, and made by and proposed to be made by, the Partnership to the General Partner and its affiliates in connection with certain agreements. These payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

EWS receives payments from the Partnership pursuant to the Purchase Notes, the Management Agreement, the Sublease and the Reservation of Rights Agreement, and ZWHC, an affiliate of EWS, receives payments from the Partnership pursuant to the Wind Park Easement Agreement.

On August 8, 2005 the executive officers of EWS resigned and accordingly, since such date, the executive officers of EREC may be deemed executive officers of EWS. Eric D. Gadd was Chief Executive Officer and President of EWS from May 11, 2002 through August 7, 2005. Richard Lydecker has been Chief Accounting Officer of EREC since September 8, 2005. Jesse Neyman, Jr. has been President and Chief Operating Officer of EREC since January 3, 2006. Robert Semple was a director of EREC from December 12, 2002 through December 31, 2005 and was an Associate Restructuring Director of EWS from November 17, 2004 through August 7, 2005. K. Wade Cline was a Vice-President of EWS from November 17, 2004 through August 7, 2005, and has been the Executive Vice President of EREC since September 6, 2005.

Purchase Note Financing

EWS earned interest from the Partnership under the Purchase Notes. The interest rate under the Purchase Notes was 11.25% per annum. Prior to maturity on December 31, 2001, the Purchase Notes were payable in equal semi-annual installments of principal and interest, commencing in 1986. During 2001, 2003, 2004 and 2005, the Partnership made principal payments to EWS on the Purchase Notes of $1.2 million, $2.2 million, $0.4 million and $0.3 million, respectively. The Partnership did not make any principal payments on the Purchase Notes during 2002. At December 31, 2001, approximately $3.5 million of outstanding principal, and $5.6 million of accrued interest, was due to EWS under the Purchase Notes. At December 31, 2002, approximately $3.5 million of outstanding principal, and $5.6 million of accrued interest in arrears, continued to be due to EWS under the Purchase Notes. At December 31, 2003, approximately $1.3 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2004, approximately $0.8 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2005, approximately $0.6 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes.

During the period of 1996 through 2001, the Partnership did not pay all of the annually scheduled principal payments due under the Purchase Notes and, notwithstanding the maturity of the Purchase Notes in December 2001, the Partnership has not paid all of the remaining outstanding principal owing under the Purchase Notes. Notwithstanding the terms of the Purchase Notes, the payee under the Purchase Notes required that the Partnership pay only the originally-scheduled interest on the Purchase Notes as established under the amortization schedules that are attached to the Purchase Notes. The payee under the Purchase Notes did not require the Partnership to pay any additional interest with respect to (i) the portion of the annual principal payments that was due and unpaid at the end of any calendar year during such period and (ii) any principal balance of the Purchase Notes outstanding at any time after the maturity date of the Purchase Notes. As a result of this arrangement, the Partnership paid or has been obligated to pay approximately $1.9 million less in interest through December 31, 2005 than it otherwise would have paid or been obligated to pay in the absence of such arrangement. This arrangement is acknowledged and memorialized in the Interest Expense Acknowledgement entered into between EWS and the Partnership dated as of February 1, 2006. In addition, pursuant to the terms of the Purchase Notes, the Partnership is not required to pay additional interest on the accrued and unpaid interest due under the Purchase Notes.

The Partnership is in default under the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interest in the assets of the Partnership, including the Windsystem. As of the date of the filing of this registration statement, EWS had not notified the Partnership of EWS' intent to foreclose on its security interest. Any such foreclosure by EWS on its security interest in the assets of the Partnership would have a material adverse effect on the Partnership. See "Item 2. Financial Information - Liquidity and Capital Resources" for additional information.

Management of the Windsystem

Under the Management Agreement, EWS, as an independent contractor, is the manager with respect to the operation, management, maintenance and repair of the Windsystem. EWS is obligated to exercise due diligence in performing its duties and obligations. EWS' duties and obligations under the Management Agreement include, but are not limited to: (1) representing the Partnership in its dealings with SCE, (2) hiring and supervising operating and maintenance personnel, (3) causing the Turbines to be maintained in good condition and repair, (4) complying with any orders or obligations imposed by any governmental agency with jurisdiction, unless the Partnership instructs to the contrary, (5) investigating all accidents or damage relating to the ownership, operation or maintenance of the Turbines or infrastructural facilities, (6) enforcing warranty and insurance claims associated with the Turbines, the infrastructural facilities and components thereof, (7) maximizing production of electric power and performing other services that it may deem necessary in its reasonable judgment, (8) using best efforts to ensure costs and expenses are reasonable and competitive with those of unaffiliated third parties, and (9) providing such reports and information as may reasonably be requested by the lenders to, or other persons with an interest in, the Partnership. Costs incurred in respect to the power transfer facilities owned by ZWHC are allocated between the Partnership and ZWP Series 85-B.

As compensation for its services under the Management Agreement, EWS receives a management fee of 3% of the Partnership's Gross Operating Proceeds. Under the Management Agreement, EWS is also reimbursed for 115% of the maintenance costs incurred in connection with the Windsystem, including labor and material costs that it incurs in the performance of maintenance services, including maintenance services by third parties relating to the Windsystem.

During 2001, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.5 million. During 2002, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.6 million. During 2003, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.6 million. During 2004, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.6 million. During 2005, the Partnership made payments under the Management Agreement to or on behalf of EWS in an aggregate amount of approximately $0.5 million.

Wind Park Easement Agreement and Sublease Agreement

The Partnership uses a portion of the Operating Site (the "Easement Site") pursuant to the Wind Park Easement Agreement. There are 119 of the Turbines located on the Easement Site. Under the Wind Park Easement Agreement, ZWHC charges the Partnership rental fees in an amount equal to 1% of Gross Operating Proceeds. For 2001, 2002, 2003, 2004 and 2005, the Partnership's easement fees were $0.01 million, $0.01 million, $0.02 million, $0.01 million and $0.01 million, respectively.

At the termination of the Wind Park Easement Agreement, the Partnership is required to remove from the Easement Site, within ninety (90) days of the termination date, the Turbines and the Partnership's substation, unless the Partnership elects to (i) abandon the Turbines, related equipment and substation or (ii) sell the Turbines. If the Partnership elects to abandon the Turbines, the related equipment and the substation, then all right, title and interest in such equipment shall transfer to ZWHC without the payment of any compensation to the Partnership. However, if the Turbines, related equipment and substation are abandoned, neither ZWHC nor any affiliate shall have the right to operate the Turbines, related equipment and substation unless ZWHC (or its affiliate) pays to the Partnership the appraised fair market value (as defined in the Wind Park Easement Agreement) of the Turbines, related equipment and substation. If the Partnership elects to sell the Turbines at any time, the Partnership must first offer the Turbines to ZWHC on the same terms and conditions. In the event that the Partnership elects to sell the Turbines, related equipment and the substation, and does not complete such sale within eleven (11) months of the termination date of the Wind Park Easement Agreement, then the Partnership must immediately remove the Turbines and the substation. Failure to remove such equipment will result in the abandonment of such equipment to ZWHC.

The Partnership also uses a portion of the Operating Site (the "Lease Site") pursuant to the Sublease with EWS. There are 41 of the Turbines located on the Lease Site. Under the Sublease, EWS charges the Partnership rent in an amount equal to: (i) the Partnership's pro rata share of the sum of: (A) adjusted minimum rent, as escalated for inflation, (B) taxes and/or assessments and utility charges - other than taxes and/or assessments and utility charges directly assessed against or related to the Partnership's property or operations within the subleased property and (C) all other costs or charges imposed or resulting in connection with the general maintenance and upkeep of the leased property; (ii) rent payments due under section 4.2 of the Sublease (5% of Gross Operating Proceeds (as defined in the Sublease)), if greater than the minimum rent; and (iii) property taxes and/or assessments and utility charges directly assessed against or related to the Partnership's property or operations at the Lease Site. The Partnership's pro rata share for calculating rent due under clause (i) above is determined by the ratio of the rated capacity of the Turbines owned by the Partnership on the Lease Site to the rated capacity of all turbines on the Lease Site. For 2001, 2002, 2003, 2004 and 2005, the Partnership's sublease fees were $0.04 million, $0.04 million, $0.06 million, $0.04 million and $0.04 million, respectively.

At the end of the term of the Sublease, the Partnership may remove, within eleven (11) months of such termination, the Turbines and related equipment from the Lease Site. If the Partnership fails to remove any of such equipment from the Lease Site within such period, then such equipment shall be deemed abandoned to EWS.

Reservation of Rights Agreement

Since January 1, 2006, the Partnership has been selling power to SCE under the Power Agreements pursuant to the 85-A Reservation of Rights Agreement. Under the 85-A Reservation of Rights Agreement, the Partnership pays to EWS an amount equal to 45% of the net operating proceeds of the Partnership attributable to the period commencing on February 15, 2006 and ending on the last day that the Partnership delivers power to SCE under the Power Agreements.

Item 8.         Legal Proceedings

SCE Dispute and FERC Investigation

Market conditions in the California energy sector during 2000 and 2001 created a significant cash flow problem for SCE. At the end of January 2001, SCE advised the Partnership that SCE would not make payments for power deliveries in November and December 2000. The Partnership, along with other renewable source generators, engaged in discussions with SCE seeking payment from SCE for past due amounts under applicable power agreements entered into with SCE.

The Partnership continued to operate the Windsystem and deliver power to SCE believing that eventually a solution would be negotiated. SCE continued to default on its contractual obligations by missing payments due for January, February, and March 2001 power deliveries.

On March 27, 2001, the California Public Utilities Commission (the "CPUC") issued an order (the "CPUC Order") obligating SCE to begin payments for power delivered on a prospective basis. Following the issuance of the CPUC Order, SCE initiated discussions with renewable source generators, including the Partnership, to agree on a payment plan for power delivered on a prospective basis. The Partnership and SCE agreed that SCE would pay for delivered power twice a month. This payment plan was effective from March 27, 2001, the date of the CPUC Order, through August 2003. The CPUC Order did not address the issue of payments due for the period from November 1, 2000 to March 26, 2001.

By the end of April 2001, the Partnership and SCE were not able to resolve SCE's non-payment for power delivered for the period between November 1, 2000 and March 26, 2001. The Partnership, along with other renewable source generators (collectively, the "Power Generators"), assisted by outside counsel, explored various legal alternatives to enforce the contractual rights of the Power Generators. On May 2, 2001, certain Power Generators, including the Partnership, filed suit against SCE in Los Angeles Superior Court (the "SCE Litigation"). The suit sought to recover compensation from SCE for power delivered, and at the option of the plaintiffs, relief from the obligation to deliver power under the existing contracts with SCE coupled with the right to sell power in the open market across the SCE transmission grid.

In June 2001, SCE offered to settle all amounts past due, including a payment for the past due amounts, with the Power Generators. The offer provided for the payment of all amounts past due with interest accruing at an annual rate of 7% through the date of payment. On June 15, 2001, the Partnership entered into an Agreement Addressing Renewable Energy Pricing and Payment Issues with SCE that, among other things, set forth the terms for payment of past due amounts to the Partnership (the "SCE Payment Agreement"). Pursuant to the SCE Payment Agreement, SCE acknowledged that it owed the Partnership approximately $1.1 million in connection with the delivery of electricity by the Partnership to SCE during the period from November 2000 through March 26, 2001. In June 2001, SCE paid the Partnership the first of two installments due under the SCE Payment Agreement, which aggregated approximately $0.1 million.

In November 2001, SCE and the Partnership entered into that certain Amendment No. 1 to Agreement Addressing Renewable Energy Pricing and Payment Issues. Pursuant to this amendment, the parties revised SCE's installment payment plan for the amount due and payable by SCE to the Partnership. As of December 31, 2001, approximately $1 million remained to be paid by SCE under the SCE Payment Agreement (the "Remaining SCE Payment"). The conditions precedent for payment of the Remaining SCE Payment under the SCE Payment Agreement were satisfied in 2002, but SCE did not pay the Remaining SCE Payment to the Partnership at such time.

In October 2002, SCE filed at the FERC, pursuant to FERC Docket No. EL03-19 et al, a petition for declaratory relief order (the "SCE Petition") seeking revocation of the qualifying facility ("QF") status under PURPA for certain wind power projects owned or managed by EWS or its affiliates, including the Windsystem. SCE contended that these wind power projects failed to meet the ownership criteria for QF status following Enron's acquisition of Portland General Electric Company in 1997. Under PURPA, and the applicable FERC regulations, a power project is not a QF if more than 50% of the equity interest in the project is owned by an electric utility or electric utility holding company. In December 2002, FERC consolidated the FERC proceeding established in connection with the SCE Petition (FERC Docket No. EL03-19 et al) with another FERC investigation proceeding relating to three other wind power projects owned or managed by EWS and known as "Investigation of Certain Enron-Affiliated QFs", FERC Docket No., EL 03-17-00 et al (collectively, the "Consolidated Proceedings").

In January 2003, the Partnership, certain parties affiliated with EWS, and certain third parties (collectively the "PPA Sellers"), and SCE entered into that certain Master Definitive Agreement (the "Master Definitive Agreement") to resolve all of the disputes between SCE and the PPA Sellers arising in connection with the Consolidated Proceedings. Pursuant to the terms of the Master Definitive Agreement (i) the Partnership forgave the Remaining SCE

Payment owing from SCE, (ii) the Partnership agreed to reduce the capacity payments due under the 85-A Power Agreement over the remaining term of the power purchase agreement, (iii) SCE released all its claims against the Partnership regarding QF ownership with respect to the Windsystem and (iv) SCE agreed to amend the 85-A Power Agreement to remove the requirement that the Windsystem be a QF project.

In April 2003, in conjunction with the settlement reached with SCE under the Master Definitive Agreement, Enron Wind LLC and certain other third parties settled with the FERC Trial Staff the issues under investigation in connection with the Consolidated Proceedings and entered into a Consent Agreement dated April 15, 2003 (the "Consent Agreement"). The FERC Trial Staff and the other parties to the Consent Agreement agreed that the Consent Agreement and the Master Definitive Agreement were being submitted to FERC together in order to resolve all the issues regarding the QF status of the entities subject to the Consolidated Proceedings. The Consent Agreement is available on the FERC website. Pursuant to the Consent Agreement, the Partnership and FERC Trial Staff agree that the Windsystem is a QF notwithstanding Enron's indirect equity interest in the Windsystem and the other contractual relationships between the Partnership and various affiliates of Enron.

Following the receipt of all the regulatory, bankruptcy court and other approvals required in connection with the Master Definitive Agreement and the Consent Agreement in late 2003, EWS reimbursed/contributed to the Partnership, pursuant to an offset against amounts owing under the Purchase Notes, $1.5 million, which is equal to the sum of (i) the total amount of the reduction in the estimated capacity payments under the Power Agreements that would have been paid to the Partnership for the production from the Windsystem as a result of the SCE settlement set forth in the Master Definitive Agreement and (ii) the amount of the Remaining SCE Payment.

Item 9. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

There is no established public trading market for the Partnership Interests. As of December 31, 2005, there were 515 holders of the 702 Partnership Interests. The Partnership makes distributions to the holders of Partnership Interests in accordance with the terms of the Partnership Agreement. However, under the Purchase Notes, the Partnership cannot make cash distributions to its partners unless certain cash reserve balances are maintained and no events of default exist. The Partnership has not made distributions to its holders in any fiscal year, including during the fiscal years ended December 31, 2001, December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005.

Item 10.        Recent Sales of Unregistered Securities

The Partnership has not sold any securities within the past three years.

Item 11.        Description of Registrant's Securities to be Registered

The Partnership's securities consist of the Partnership Interests. Such Units are governed by the Uniform Limited Partnership Act of the State of California as set forth in the California Corporations Code, and by the terms of the Partnership Agreement.

Under the Partnership Agreement, no General Partner may assign, transfer, mortgage or sell any portion of its interest in the Partnership (other than to an affiliate) without the consent of Unit holders holding a majority of the Units in the Partnership. No Limited Partner may sell, transfer or assign his interest in the Partnership, in whole or in part, unless the General Partner consents to such sale, transfer or assignment, which consent may be withheld in his sole discretion.

An assignee of an interest in the Partnership may only be admitted as a Limited Partner if, among other things, the General Partner consents and the assignee accepts and agrees to be bound by the terms and provisions of the Partnership Agreement. In connection with any proposed assignment of Units consented to by the General Partner, the assigning Unit holder must assign not less than one Unit. An assignee has no right to require any information or account of the Partnership's transactions or to inspect the Partnership books or to vote, but is entitled to receive a share of the profits or the return of the capital contributions to which the assignor would otherwise be entitled under the Partnership Agreement. An assignee, however, has the right to assign those interests which he has to a successor assignee and to join with such successor assignee in making application to substitute such successor assignee as a Limited Partner, so long as such assignment does not contravene the terms of the Partnership Agreement.

Summary of the Limited Partnership Agreement

The following is an explanation of certain material terms and provisions of the Partnership Agreement, a copy of which is attached as Exhibit 3.2 hereto and is incorporated herein by this reference. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Partnership Agreement itself.

Liability of Partners

No Unit holder is liable for any of the debts, liabilities, contracts or any other obligations of the Partnership in excess of the sum of the amount required to be contributed or otherwise contributed to the capital of the Partnership by such Unit holder pursuant to the Partnership Agreement and his share of the undistributed profits. In the event that a General Partner withdraws from the Partnership or sells, transfers, or assigns its entire interest, is removed or otherwise ceases to be a General Partner, the General Partner remains liable for all obligations and liabilities incurred by the Partnership prior to the effective date of such occurrence and is free of any obligation or liability on account of the activities of the Partnership from and after such time.

Management of Partnership Affairs

Subject to the consent of the Limited Partners where required by the Partnership Agreement, the General Partners have the exclusive right to manage the business of the Partnership and are authorized to take any action they deem necessary in accordance with the provisions of the Partnership Agreement. No Limited Partner may take any part in or interfere in any manner with the conduct or control of the business of the Partnership. No Limited Partner has any right or authority to act for or bind the Partnership.

The General Partner controls, conducts and manages the day-to-day operations of the Partnership business and is to devote such time to the Partnership as necessary for the proper performance of the General Partner's duties. The General Partner may exercise on behalf of the Partnership all powers and rights necessary, proper, convenient or advisable to effectuate and carry out the business and objectives of the Partnership. Other responsibilities of the General Partner include, but are not limited to, the following: acquiring property for the Partnership; spending the capital and income of the Partnership; purchasing insurance; borrowing money; entering into contracts; retaining independent public accountants; employing attorneys; and admitting Limited Partners into the Partnership.

Without the consent of all of the Limited Partners, the General Partner has no authority to: act in contravention of the Partnership Agreement; perform any act which would make it impossible to carry on the ordinary business of the Partnership; confess a judgment against the Partnership; possess property or assign rights in specific property for other than a Partnership purpose; admit a person as an additional or substitute General Partner except as otherwise provided in the Partnership Agreement; commingle funds of the Partnership with funds of any other person or entity; amend the Partnership Agreement, except as provided in the Partnership Agreement; or do any act which would jeopardize the Windsystem's status as a "qualifying small power production facility" as defined in PURPA.

Sharing of Profits and Losses; Partnership Accounting

Each partner has a capital account. To each capital account there is credited the Partner's aggregate capital contribution and the partner's distributive share of profits and gains allocated pursuant to the Partnership Agreement. From each capital account there is debited (i) the cash and the net fair market value of property distributed to the partner, (ii) the cash distributed to the partner, and (iii) the partner's distributive share of losses. In the event all or any portion of an interest in the Partnership is transferred in accordance with the terms of the Partnership Agreement, the transferee will succeed to the capital account of the transferor to the extent it relates to the transferred interest.

Profits and losses for any taxable year or other period are allocated as follows: for any taxable year or other period beginning before the later of the date on which the aggregate amount of distributions to Limited Partners equals $5.9 million or January 1, 1996, 99% to the Limited Partners in proportion to their Units and 1% to the General Partner; and for any taxable year or other period beginning on or after the later of the date on which the aggregate amount of distributions to Limited Partners equals $5.9 million or January 1, 1996, 75% to the Limited Partners in proportion to their Units, and 25% to the General Partner.

Additional Partners

The General Partner has the authority to admit Limited Partners into the Partnership. This occurs upon the acceptance of the subscription agreement by the General Partner.

Dissolution of the Partnership

The Partnership will dissolve only upon the happening of any of the following events: (i) the withdrawal, removal, death, insanity, dissolution, bankruptcy or legal incapacity of a General Partner; (ii) the sale or other disposition of all or substantially all of the property of the Partnership; (iii) the affirmative vote of partners holding a majority of the interests in the Partnership to dissolve and wind up the affairs of the Partnership; or (iv) the expiration of the term of the Partnership.

Dissolution of the Partnership will be effective on the day on which the event occurs giving rise to the dissolution, but the Partnership does not terminate until the Partnership's Certificate of Limited Partnership is canceled and the assets of the Partnership are distributed. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, as aforesaid, the business of the Partnership and the affairs of the partners will continue to be governed by the Partnership Agreement.

Upon dissolution of the Partnership, the General Partner will liquidate the assets of the Partnership, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement and cause the cancellation of the Partnership's Certificate of Limited Partnership.

Removal or Admission of General Partner

The General Partner may be removed and successor General Partners may be admitted upon the vote of the holders of a majority of the outstanding regular Units.

Amendments; Meetings

No amendment to the Partnership Agreement may (i) enlarge the obligations of any Limited Partner or modify the limited liability of any Limited Partner without the consent of such Limited Partner; (ii) modify the order or method for the allocation of profits and losses without the consent of each partner adversely affected by such modification; (iii) modify certain amendment provisions of the Partnership Agreement; or (iv) expand the duties or reduce the rights of the General Partner without the approval of the affected General Partner.

Meetings of the partners are called by the General Partner or, upon written request to the General Partner, by partners holding more than ten percent of the Units, provided the purpose of the meeting relates to matters upon which the Partnership Agreement permits the partners to vote. Written notice of a meeting called by the General Partner is given to all partners (either in person or by registered mail) not less than 10 nor more than 60 days before the date of the meeting. The notice states the place, date, and hour of the meeting and the general nature of the business to be transacted. Each partner entitled to vote under the Partnership Agreement may authorize another person or persons to act for it in all matters regarding his Units including the waiver of notice, voting and participation in meetings. Limited Partners holding a majority of Units represented in person or by proxy will constitute a quorum for the transaction of business at any meeting of the partners.

The General Partner or the partners requesting a meeting may fix in advance a date as the record date for determining the partners entitled to vote at a meeting. The date will be not more than 50 days nor less than 10 days before any such meeting.

Voting

The approval of the holders of a majority of the Units is required, subject to the provisions of the Partnership Agreement, to: (i) amend the Partnership Agreement; (ii) dissolve the Partnership; (iii) remove a General Partner, provided that removal of a sole General Partner will not become effective until the election of a new General Partner; (iv) admit a new General Partner upon the removal, withdrawal, retirement, death, insanity, bankruptcy, insolvency or dissolution of a General Partner; (v) approve the assignment, transfer, mortgage or sale of any portion of a General Partner's interest in the Partnership (other than with respect to an affiliate); or (vi) sell or transfer all or substantially all of the assets of the Partnership other than a sale or transfer of Partnership assets in the ordinary course of business.

Books, Records and Reports

The Partnership will keep at its principal place of business, for inspection by any partner during normal business hours, all the following: (i) a current list of the full name and last known business or residence address of each partner, together with the contribution and the share in profits and losses of each partner; (ii) a copy of the Certificate of Limited Partnership and all certificates of amendment thereto, together with executed copies of any powers of attorney pursuant to which any certificate has been executed; (iii) copies of the Partnership's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years; (iv) copies of the original Partnership Agreement and all amendments thereto; (v) financial statements of the Partnership for the six most recent fiscal years; and (vi) the Partnership's books and records for at least the current and past three fiscal years. The General Partner will cause an annual report to be sent to each of the partners not later than 120 days after the close of the fiscal year. That report will contain a balance sheet as of the end of the fiscal year and an income statement and statement of changes in financial position for the fiscal year, and a report on the activities of the Partnership during the period covered by the report. Limited Partners representing at least 5 percent of the interests of Limited Partners may make written request to the General Partner for an income statement of the Partnership for the initial three-month, six-month, or nine-month period of the most current fiscal year ended more than 30 days prior to the date of the request and a balance sheet of the Partnership as of the end of that period. The statement will be delivered or mailed to the Limited Partners within 30 days thereafter.

Item 12.        Indemnification of the General Partner and its Affiliates

Pursuant to the terms of the Partnership Agreement, the Partnership has agreed to indemnify the General Partner and its officers and directors for any act performed by them within the scope of authority conferred upon the General Partner by the Partnership Agreement provided that they acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership and the Limited Partners, and had no reasonable grounds to believe that their conduct was negligent or unlawful. However, no indemnification may be made with respect to any claim, issue or matter as to which the General Partner or its officers and directors are adjudged to be liable for negligence or willful misconduct in the performance of their duties to the Partnership unless, and only to the extent that, the court in which such action or suit is brought shall determine that, despite the adjudication of liability for negligence or willful misconduct, and in view of all the circumstances of the case, the General Partner and its officers and directors are fairly and reasonably entitled to indemnity for such expenses. Any indemnity shall be paid from, and only to the extent of, assets of the Partnership, and the Limited Partners shall not have any personal liability on account thereof.

Pursuant to the terms of the Management Agreement, the Partnership has agreed to indemnify EWS against all actions, claims, losses, damages, injuries, liabilities, costs, charges and expenses incurred by EWS in its proper performance of its duties under the Management Agreement to the extent directly or indirectly resulting from or attributable to the fault or neglect of the Partnership and on account of any failure of EWS to comply with any applicable governmental orders or requirements pursuant to the written instructions of the Partnership. EWS has similarly agreed to indemnify the Partnership where the action, claim, loss, damage, injury, liability, cost, charge or expense is directly or indirectly attributable to the fault or neglect of EWS or its officers or employees in the performance of EWS' duties under the Management Agreement.

Pursuant to the terms of the Sublease, the Partnership has agreed to indemnify EWS, its officers, employees and agents from any losses, claims, liabilities, judgments, damages, costs and expenses caused by any breach by the Partnership, its agents or employees (other than EWS or its affiliates) of a duty, if any, imposed on it or any of them by law or under the Sublease and for any injury or damage to persons or property resulting from or attributable to the fault or neglect of the Partnership, its agents or employees (other than EWS or its affiliates). EWS has similarly agreed to indemnify the Partnership for any losses, claims, liabilities, judgments, damages, costs and expenses caused by any breach by EWS or its affiliates (excluding ZWP Series 85-B), agents or employees of any duty, if any, imposed on any of them by law or under the Sublease and for any injury or damages to persons or property resulting from or attributable to the fault or neglect of EWS, its affiliates (excluding ZWP Series 85-B), agents or employees.

Pursuant to the terms of the Wind Park Easement Agreement, the Partnership has agreed to indemnify ZWHC for any losses, liabilities, claims, judgments, damages, costs and expenses caused by any breach by the Partnership, its agents or employees (other than ZWHC or its affiliates) of a duty imposed on any of them by law or under the Wind Park Easement Agreement or for any injury or damage to persons or property resulting from or attributable to the fault or neglect of the Partnership, its agents or employees (other than ZWHC or its affiliates). ZWHC has similarly agreed to indemnify the Partnership from any losses, liabilities, claims, judgments, damages, costs and expenses caused by any breach by ZWHC, its affiliates (excluding the Partnership and ZWP Series 85-B) or its agents or employees of a duty imposed on any of them by law or under the Wind Park Easement Agreement or for any injury or damage to persons or property resulting from or attributable to the fault or neglect of ZWHC, its affiliates (excluding the Partnership and ZWP Series 85-B), agents or employees.

Pursuant to the terms of the Series A Power Transfer Facilities Agreement (the "PTF Agreement") dated as of September 9, 1985 between ZWHC (as successor to
ZSI) and the Partnership, the Partnership has agreed to indemnify ZWHC for any losses, liabilities, claims, judgments, damages, costs and expenses caused by any breach by the Partnership, its agents or employees (other than ZWHC or its affiliates) of a duty imposed on any of them by law or under the PTF Agreement or for any injury or damage to persons or property resulting from or attributable to the fault or neglect of the Partnership, its agents or employees (other than ZWHC or its affiliates). ZWHC has similarly agreed to indemnify the Partnership from any losses, liabilities, claims, judgments, damages, costs and expenses caused by any breach by ZWHC, its affiliates (excluding the Partnership and ZWP Series 85-B) or its agents or employees of a duty imposed on any of them by law or under the PTF Agreement or for any injury or damage to persons or property resulting from or attributable to the fault or neglect of ZWHC, its affiliates (excluding the Partnership and ZWP Series 85-B), agents or employees.

Indemnification of Officers and Directors

Enron

The Third Amended and Restated Articles of Incorporation ("Enron's Articles") and the Amended and Restated Bylaws ("Enron's Bylaws") of Enron provide indemnification for officers and directors of Enron and its subsidiaries, including the General Partner and EREC, to the fullest extent permitted by the Oregon Revised Statutes (the "ORS").

The ORS permit a corporation to include a provision in its articles of incorporation that eliminates personal liability of directors or officers of the corporation to the corporation and its shareholders for monetary damages for conduct as a director or officer of the corporation, except that no provision may eliminate or limit a director's liability for (a) breach of the director's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) an unlawful payment of a dividend or repurchase of stock or (d) any transaction from which the director derived an improper personal benefit. Enron's Articles provide that to the fullest extent permitted by the ORS, no director or officer of Enron shall be personally liable to Enron or its shareholders for monetary damages for conduct as a director or officer. Certain provisions of the ORS and Enron's Articles and Bylaws concerning indemnification of directors and officers are discussed below.

Oregon Revised Statutes. The ORS provides that a director or officer who has been or is threatened to be made a defendant in a legal proceeding because that person is or was a director or officer of a corporation (1) shall be indemnified by the corporation for reasonable expenses of that litigation when the director or officer is wholly successful on the merits or otherwise, (2) may be indemnified by the corporation, even if the director or officer is not successful on the merits or otherwise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful) and (3) may be indemnified by the corporation for reasonable expenses of a derivative suit (a proceeding by or in the right of the corporation), even if the director or officer is not successful on the merits, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that the director or officer is not adjudged liable to the corporation. The indemnification described in clauses (2) and (3) above may be made only upon a determination by (a) a majority of a quorum of disinterested directors or a committee of disinterested directors, (b) independent legal counsel or (c) the shareholders that indemnification is proper because the applicable standard of conduct has been met. The ORS authorizes the advancement of litigation expenses to a director or officer upon receipt of a written affirmation of the director's or officer's good faith belief that the standard of conduct has been met and an undertaking by the director or officer to repay the expenses if it is ultimately determined that he or she is not entitled to be indemnified. The ORS authorizes a court to award additional indemnification. The ORS also authorizes a corporation to provide officers' and directors' liability insurance and provides that statutory indemnification rights are not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, board action, vote of shareholders or otherwise.

Enron's Articles, Bylaws and Insurance. Enron's Articles and Bylaws provide that Enron will indemnify to the fullest extent permitted by the ORS a person who is made, or threatened to be made, a party to or a witness in, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including any action, suit or proceeding by or in the right of Enron) because that person
(1) is or was a director or officer of Enron or any of its subsidiaries, (2) is or was serving as a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of Enron or any of its subsidiaries, or (3) while serving as an officer or director of Enron, is or was serving, at the request of Enron or any of its subsidiaries, as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The expenses incurred by the director or officer in connection with any of the above such actions is to be paid by Enron in advance upon written request of the indemnified person, provided the director or officer furnishes to Enron (i) a written affirmation that the director or officer believes that he or she is entitled to be indemnified by Enron and (ii) a written undertaking to repay such advance to the extent that it is ultimately determined by a court that such person is not entitled to be indemnified by Enron.

Enron's Articles provide that notwithstanding any of the foregoing, absent specific authorization by the Board of Directors of Enron, Enron shall not provide any indemnification to any person who is (x) a "Person" (as defined in the Plan) that is not entitled to a release or waiver of claims by the Debtors and/or Debtors in Possession (as such terms are defined in the Plan) because of application of clause (a) of the first proviso under Section 42.6 of the Plan or
(y) a Person against whom the Debtors and/or Debtors in Possession have a claim that is not entitled to be released or waived because of application of clause
(b) of the first proviso under Section 42.6 of the Plan.

Enron has obtained insurance pertaining to officers and directors of Enron and its subsidiaries against specified liabilities which they may incur in their capacities as officers or directors.

EREC

The Amended and Restated Certificate of Incorporation of EREC ("EREC's Articles") provides indemnification for officers and directors of EREC to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). The relevant provisions of the DGCL and EREC's Articles concerning indemnification of directors and officers are discussed below.

Delaware General Corporation Law. Under Section 145 of the DGCL, a corporation may indemnify a person made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses (including attorneys' fees) actually and reasonably incurred if he acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and in criminal actions, where he had no reasonable cause to believe his conduct was unlawful. Indemnification against expenses (including attorneys' fees) is also permitted in lawsuits brought by or on behalf of the corporation if the standards of conduct described above are met, except that no indemnification is permitted in respect of any matter in which the person is adjudged to be liable to the corporation unless a court determines that indemnification is fair and reasonable in view of all the circumstances of the case.

Expenses (including attorneys' fees) incurred by an officer or director in defense of a lawsuit of the type described above may be paid by the corporation in advance of the final disposition of such suit upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

Such indemnification rights are specifically not deemed to be exclusive of other rights of indemnification by agreement or otherwise.

EREC's Articles. EREC's Articles provides that EREC will indemnify and hold harmless, to the fullest extent authorized by the DGCL, each person who was or is made or is threatened to be made a party to, or is involved in any action, suit or proceeding, including civil, criminal, administrative or investigative proceedings, by reason of the fact that such person is or was a director or officer of EREC (or serving at the request of EREC as a director, officer, employee or agent for another entity). Such persons seeking indemnification in connection with a suit or proceeding of the type discussed above that was initiated by such person may only be indemnified by EREC if the suit or proceeding was authorized by EREC's Board of Directors. EREC's Articles also provide that EREC will pay the expenses incurred in defending any such action in advance of its final disposition.

Item 13.        Financial Statements and Supplementary Data

The information requested by this Item is incorporated by reference to the Financial Statements beginning on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

As described above, commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries filed voluntary petitions for relief under the Bankruptcy Code. On January 17, 2002, the Board of Directors of Enron discharged Enron's independent auditor Arthur Andersen LLP ("Arthur Andersen"). Since that date, Enron and many of its subsidiaries have not had an independent auditor. Arthur Andersen did not audit the Partnership's financial statements for the fiscal year ended December 31, 2001 or thereafter. The reports of Arthur

Andersen on the Partnership's federal income tax basis financial statements for the years ended December 31, 1999 and 2000 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to the audit scope, uncertainty or accounting principles.

On January 27, 2005, the Partnership initially retained Hein & Associates LLP as its independent accountant. During the 2003 and 2004 years and during the 2005 fiscal year through January 27, 2005, the Partnership did not consult with Hein & Associates LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Partnership's financial statements; or
(iii) any matter which was the subject of a disagreement or a reportable event, as such terms are defined in Item 304(a)(1) of Regulation S-K and its related instructions.

Item 15.        Financial Statements and Exhibits

(a)    Financial Statements

            Balance Sheets at December 31, 2005, 2004, 2003, 2002 and 2001

            Statements of Operations for the years ended December 31, 2005, 2004, 2003, 2002 and 2001

            Statements of Changes in Partners' Deficit for the years ended December 31, 2005, 2004, 2003, 2002 and 2001

            Statements of Cash Flows for the years ended December 31, 2005, 2004, 2003, 2002 and 2001

            Notes to Financial Statements

(a)2        Schedules

            None

(b)         Exhibits

Number   Description
------   -----------

3.1 Certificate of Limited Partnership filed in the office of the California Secretary of State on August 19, 1985.

3.2 First Amended and Restated Agreement of Limited Partnership of Zond Windsystem Partners, Ltd. Series 85-A, dated November 22, 1985.

10.1 Windsystem Construction Agreement, dated as of September 9, 1985, between Zond Construction Corporation III ("ZCC") and Zond Windsystem Partners, Ltd. Series 85-A (the "Partnership").

10.2 Amended and Restated Series A Wind Park Easement Agreement, dated as of March 24, 1986, between ZWHC LLC (as successor to ZCC) and the Partnership.

10.3 a) Windsystem Management Agreement, dated as of September 9, 1985, between Enron Wind Systems, LLC ("EWS"), as successor to Zond Systems, Inc. ("ZSI"), and the Partnership;

        b) First Amendment to Windsystem Management Agreement dated as of January 13, 2006, between EWS and the Partnership;

        c) Second Amendment to Windsystem Management Agreement dated as of March 21, 2006, between EWS and the Partnership.

10.4 a) Series A Promissory Note, dated as of November 22, 1985, in the amount of $8,568,000 issued by the Partnership to EWS (as successor to ZCC);

        b) Series A Promissory Note, dated as of November 27, 1985, in the amount of $1,028,160 issued by the Partnership to EWS (as successor to ZCC);

        c) Series A Promissory Note, dated as of December 16, 1985, in the amount of $4,112,640 issued by the Partnership to EWS (as successor to ZCC);

        d) Modification Agreement, dated as of February 19, 1986 between the Partnership and EWS (as successor to ZCC); and

        e) Second Modification Agreement dated as of March 21, 1986 between the Partnership and EWS (as successor to ZCC).

10.5 a) Purchase Note and Security Agreement (Series A), dated as of November 7, 1985, between EWS (as successor to ZCC) and the Partnership;

        b) Amendment to Purchase Note and Security Agreement (Series A) between EWS (as successor to ZCC) and the Partnership dated as of March 26, 1986;

        c) Amendment to Purchase Note and Security Agreement (Series A) between EWS (as successor to ZCC) and the Partnership dated as of August 30, 1990;

        d) Supplemental Security Agreement (Series A) between EWS (as successor to Zond Windsystems Holding Company (formerly known as ZCC)) and the Partnership dated as of June 30, 1992.

10.6 a) Series A Deed of Trust and Assignment of Rents made by the Partnership in favor of EWS (as successor to ZCC) dated as of November 7, 1985;

        b) First Amendment to Series A Deed of Trust and Assignment of Rents between EWS (as successor to ZCC) and the Partnership dated as of March 24, 1986; and

        c) Second Amendment to Series A Deed of Trust and Assignment of Rents between EWS (as successor to ZWHC LLC) and the Partnership dated as of June 30, 1992.

10.7 Deed of Trust and Assignment of Rents (Series A - Co-Tenancy Interest) between the Partnership and EWS (as successor to ZCC) dated as of April 19, 1991.

10.8 a) Power Purchase Contract, dated June 22, 1984, between ZSI and Southern California Edison Company ("SCE");

        b) Amendment No. 1 to the Power Purchase Contract between SCE and ZSI dated September 20, 1985;

        c) Amendment No. 2 to the Power Purchase Contract between SCE and the Partnership dated August 25, 1989;

        d) Amendment No. 3 to the Power Purchase Contract between SCE and the Partnership dated October 31, 1991;

        e) Amendment No. 4 to the Power Purchase Contract between SCE and the Partnership dated January 15, 2003;

        f) Agreement Addressing Renewable Energy Pricing and Payment Issues between the Partnership and SCE dated June 19, 2001;

        g) Amendment No. 1 to the Agreement Addressing Renewable Energy Pricing and Payment Issues between the Partnership and SCE dated November 30, 2001;

        h) Assignment of Power Purchase Contract, dated as of September 9, 1985, between ZSI and the Partnership;

        i) Power Agreement Co-Ownership Agreement dated as of August 30, 1990 between Caithness 251 Wind, LLC and the Partnership;

        j) Reservation of Rights Agreement dated as of February 15, 2006 between EWS and the Partnership; and

        k) Reservation of Rights Acknowledgement dated as of February 1, 2006 between the Partnership and ZWP Series 85-A.

10.9    a) Power Purchase Contract dated June 22, 1984 between SCE and ZSI;

        b) Amendment No. 1 to the Power Purchase Contract between SCE and ZSI dated September 20, 1985;

        c) Amendment No. 2 to the Power Purchase Contract between SCE and ZWP Series 85-B dated September 13, 1989;

        d) Amendment No. 3 to the Power Purchase Contract between SCE and ZWP Series 85-B dated October 31, 1991;

        e) Letter Agreement Amendment dated August 15, 1991 between SCE and ZWP Series 85-B;

        f) Amendment No. 4 to the Power Purchase Contract between SCE and ZWP Series 85-B dated January 15, 2003;

        g) Agreement Addressing Renewable Energy Pricing and Payment Issues between ZWP Series 85-B and SCE dated June 19, 2001;

        h) Amendment No. 1 to the Agreement Addressing Renewable Energy Pricing and Payment Issues between ZWP Series 85-B and SCE dated November 30, 2001;

        i) Assignment of Power Purchase Contract, dated as of September 9, 1985, between ZWHC LLC (as successor to ZSI) and ZWP Series 85-B; and

        j) Power Agreement Co-Ownership Agreement dated as of August 30, 1990 between ZWHC LLC (as successor to ZSI) and ZWP Series 85-B.

10.10 a) Amended and Restated Interconnection Facilities Agreement dated November 18, 1988 among SCE, Caithness 251 Wind, LLC (as successor to ZSI), Helzel & Schwarzhoff L.P., Victory Garden Phase IV Partnership, the Partnership and ZWP Series 85-B;

        b) Amendment No. 1 to the Amended and Restated Interconnection Facilities Agreement dated October 11, 1989;

        c) Amendment No. 2 to the Amended and Restated Interconnection Facilities Agreement dated August 31, 1992.

10.11 Amended and Restated Interconnection Facilities Agreement Co-Ownership Agreement dated as of June 30, 1992 by and among Caithness 251 Wind, LLC (as successor to ZSI), Victory Garden Phase IV Partnership, Helzel & Schwarzhoff L.P., the Partnership and ZWP Series 85-B.

10.12 Series A Power Transfer Facilities Agreement between ZWHC LLC (as successor to ZSI) and the Partnership dated as of September 9, 1985.

10.13 a) Sublease dated as of August 30, 1990 by and between EWS (as successor to ZSI) and the Partnership;

        b) Amendment to Sublease dated as of March 21, 2006 by and between EWS and the Partnership;

        c) Lease and Royalty Agreement for Meteorological Research Sites and the Construction and Operation of Wind Energy Conversion Systems dated July 26, 1989 between EWS (as successor to ZSI) and John M. Wuerth Family Trust.

10.14 Amended and Restated Right of Way Grant Agreement and Grant of Easement dated as of May 10, 2002 among EWS, GE Wind Energy, LLC, Caithness 251 Wind, LLC, as successor to ZWHC LLC, the Partnership and ZWP Series 85-B.

10.15 a) Agreement among Co-Tenants dated as of December 13, 1990 among Sky River Partnership, Victory Garden Phase IV Partnership, Helzel & Schwarzhoff L.P., the Partnership, ZWP Series 85-B and Caithness 251 Wind, LLC (as successor to ZSI);

        b) First Amendment to Agreement Among Co-Tenants dated as of June 30, 1992 among Sky River Partnership, Victory Garden Phase IV Partnership, Helzel & Schwarzhoff L.P., the Partnership, ZWP Series 85-B and Caithness 251 Wind, LLC (as successor to ZSI);

        c) Second Amendment to Agreement Among Co-Tenants dated as of August 19, 2003 among Sky River Partnership, Victory Garden Phase IV Partnership, Helzel & Schwarzhoff L.P., the Partnership, ZWP Series 85-B and Caithness 251 Wind, LLC (as successor to ZWHC LLC);

        d) Third Amendment to Agreement Among Co-Tenants dated as of December 29, 2003 among Sky River Partnership, Victory Garden Phase IV Partnership, Helzel & Schwarzhoff L.P., the Partnership, ZWP Series 85-B and Caithness 251 Wind, LLC (as successor to ZWHC LLC);

        e) Fourth Amendment to Agreement Among Co-Tenants dated as of March 31, 2004 among Sky River Partnership, Victory Garden Phase IV Partnership, Helzel & Schwarzhoff L.P., the Partnership, ZWP Series 85-B and Caithness 251 Wind, LLC (as successor to ZWHC LLC).

10.16 a) Second Amended and Restated Sagebrush General Co-Ownership Agreement dated as of September 1, 1989 by and among Alpha Mariah, Inc., Beta Mariah, Inc., Gamma Mariah, Inc., Delta Mariah, Inc., Alpha Willow, Inc., Beta Joshua, Inc., Alpha Joshua, Inc., Alpha Joshua (Prime), Inc., Beta Willow, Inc., Beta Willow (Prime), Inc., Sagebrush Partner Eleven, Inc., Sagebrush Partner Twelve, Inc., Sagebrush Partner Thirteen, Inc., Sagebrush Partner Fourteen, Inc., Sagebrush Partner Fifteen, Inc., Sagebrush Partner Seventeen, Inc., Sagebrush Partner Eighteen, Inc., Sagebrush Partner Nineteen, Inc, Sagebrush Partner Twenty, Inc., and Sagebrush Partner Twenty-One, Inc. (collectively, the "Sagebrush Partners");

        b) First Amendment to Sagebrush Second Amended and Restated Sagebrush General Co-Ownership Agreement dated as of December 1, 1990 among the Sagebrush Partners;

        c) Omnibus Amendment to Sagebrush Partnership Documents dated as of August 19, 2003 among the Sagebrush Partners, Sagebrush, a California general partnership and Eurus ToyoWest Management LLC (as successor to ToyoWest Management, Inc.).

10.17 a) Sagebrush Management and Maintenance Agreement dated as of September 1, 1989 by and among Sagebrush, a California general partnership, each of the Sagebrush Partners and Eurus ToyoWest Management LLC (as successor to ToyoWest Management Company);

        b) First Amendment to Sagebrush Management and Maintenance Agreement dated as of December 1, 1990 among Sagebrush, each of the Sagebrush
Partners and Eurus ToyoWest Management LLC (as successor to ToyoWest Management,
Inc).

10.18 Interest Expense Acknowledgement between EWS and the Partnership dated as of February 1, 2006.

10.19 a) Master Definitive Agreement dated January 15, 2003 among SCE, Enron Wind LLC, ESI Sky River Limited Partnership, ESI VG Limited Partnership, the Partnership, and certain other parties named therein;

        b) Letter Agreement Amendment dated May 12, 2003;

        c) Letter Agreement Amendment dated July 25, 2003.

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ZOND WINDSYSTEM PARTNERS, LTD.
                                   SERIES 85-A, a California limited partnership

                                   By:   Zond Windsystems
                                         Management III LLC,
                                         General Partner

Dated March 31, 2006               By:  /s/ Jesse E. Neyman
                                        ---------------------
                                   Name:   Jesse E. Neyman
                                        ---------------------
                                   Title:  President and CEO
                                        ---------------------

                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP
                              FINANCIAL STATEMENTS


                                TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm

Balance Sheets at December 31, 2005, 2004, 2003, 2002                        F-1
and 2001

Statements of Operations for the years ended                                 F-2
December 31, 2005, 2004, 2003, 2002 and 2001

Statements of Changes in Partners' Deficit for the years
ended December 31, 2005, 2004, 2003, 2002 and 2001                           F-3

Statements of Cash Flows for the years ended                                 F-4
December 31, 2005, 2004, 2003, 2002 and 2001

Notes to Financial Statements                                                F-5

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To Zond Windsystem Partners, Ltd. Series 85-A:


We have audited the accompanying balance sheets of Zond Windsystem Partners, Ltd. Series 85-A (the "Partnership") as of December 31, 2005, 2004, 2003, 2002 and 2001 and the related statements of operations, changes in partners' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2005, 2004, 2003, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2 to the financial statements, the Partnership has not had sufficient cash flows from operations to make payments of principal and interest in arrears on outstanding debt and certain agreements relating to the Partnership's ability to generate electricity expire in 2006. The Partnership is expected to liquidate and terminate in 2006. This matter raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

HEIN & ASSOCIATES LLP

Houston, Texas

March 1, 2006


                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP
                                 BALANCE SHEETS
                             (Dollars in thousands)


                                          December 31,     December 31,    December 31,   December 31,     December 31,
                                             2005            2004              2003          2002             2001
                                          --------------------------------------------------------------------------------------

Assets
Current Assets:
  Cash and cash equivalents               $      292       $       437     $       540    $    1,105       $        21
  Accounts receivable, net of allowance
    of $0, $0, $0, $391, $382                    120               101             143           628               601
  Accounts receivable from related party           1                -               16           166                -
  Other current assets                            25                25              26            19                15
                                          --------------------------------------------------------------------------------------
Total current assets                             438               563             725         1,918               637
                                          --------------------------------------------------------------------------------------

Property, plant and equipment:
  Plant and equipment                         27,276            27,276          27,276        27,276            27,276
  Less - accumulated depreciation            (27,276)          (26,148)        (24,776)      (23,404)          (22,032)
                                          --------------------------------------------------------------------------------------
Property, plant and equipment, net              -                1,128           2,500         3,872             5,244
                                          --------------------------------------------------------------------------------------
Total assets                              $     438       $      1,691      $    3,225    $    5,790      $      5,881
                                          ======================================================================================
Liabilities and partners' deficit
Current liabilites:
  Accounts payable and acured expenses    $      165       $       162     $       124    $       33       $       13
  Accounts payable to related party               93               121             335           483               61
  Current portion of notes payable
      to related party                           597               847           1,272         3,464            3,464
   Accrued interest to related party           5,322             5,322           5,322         5,572            5,572
   Deferred Revenue                              270               268             264           261              257
                                          --------------------------------------------------------------------------------------
Total current liabilities                      6,447             6,720           7,317         9,813            9,367
                                          --------------------------------------------------------------------------------------

Partners' capital (deficit):
  General partner                                161               171             180           181              186
  Limited partners                            (6,170)           (5,200)         (4,272)       (4,204)          (3,672)
                                          --------------------------------------------------------------------------------------
Total partners' deficit                       (6,009)           (5,029)         (4,092)       (4,023)          (3,486)
                                          --------------------------------------------------------------------------------------

                                          --------------------------------------------------------------------------------------
Total liabilities and partners' deficit   $     438       $      1,691      $    3,225    $    5,790      $      5,881
                                          ======================================================================================



The accompanying notes are an integral part of the financial statements.




                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            STATEMENTS OF OPERATIONS
    (Dollars in thousands, except per Unit value, which is in whole dollars)


                                                                             For the years ended,
                                          --------------------------------------------------------------------------------
                                          December 31,     December 31,    December 31,   December 31,     December 31,
                                             2005            2004              2003          2002             2001
                                          --------------------------------------------------------------------------------

Revenue
  Sale of electricity                     $      920       $     1,280     $     1,265    $    1,627       $     2,081
  Other Income                                     8                 2             563            51                81
                                          --------------------------------------------------------------------------------
Total revenue                                    928             1,282           1,828         1,678             2,162

Costs and expenses:
  Depreciation                                 1,128             1,372           1,372         1,372             1,372
  Bad debt expense/(recovery)                    -                 -              (391)            9               382
  Interest expense                               -                 -              -              -                 130
  Property taxes                                  50                53              45            40                30
  Easement fees                                   48                49              80            52                53
  Management fees to related party                27                40              83            47                46
  Maintenance and other operating costs
    to related and other parties                 486               540             512           541               474
  Insurance costs                                 79               120             152           120                46
  Other operating costs                           90                45              44            34                37
                                          --------------------------------------------------------------------------------
Total costs and expenses                       1,908             2,219           1,897         2,215             2,570
                                          --------------------------------------------------------------------------------
Net loss                                  $     (980)     $       (937)    $       (69)  $      (537)    $        (408)
                                          ================================================================================
Net loss per Unit                         $   (1,396)     $     (1,335)    $       (98)  $      (765)    $        (581)
                                          ================================================================================
Number of outstanding Limited
  Partner Units                           $     702                702             702           702               702
                                          ================================================================================




The accompanying notes are an integral part of the financial statements.

                                       F-2


                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP
                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                             (Dollars in thousands)



                                                     For the years ended December 31, 2005, 2004, 2003, 2002 and 2001


                                                                                                   General               Limited
                                                                             Total                 Partner               Partners
                                                                   --------------------------------------------------------------

              Profit and loss allocation                                    100.00%                  1.00%                99.00%
                                                                   --------------------------------------------------------------

              Balance at December 31, 2000                               $  (3,078)               $    190            $  (3,268)

              Net loss
                                                                              (408)                    (4)                 (404)
                                                                   --------------------------------------------------------------

              Balance at December 31, 2001                               $  (3,486)               $    186            $  (3,672)

              Net loss
                                                                              (537)                    (5)                 (532)
                                                                   --------------------------------------------------------------

              Balance at December 31, 2002                               $  (4,023)               $    181            $  (4,204)

              Net loss
                                                                               (69)                    (1)                  (68)
                                                                   --------------------------------------------------------------

              Balance at December 31, 2003                               $  (4,092)               $    180            $  (4,272)

              Net loss
                                                                              (937)                    (9)                 (928)
                                                                   --------------------------------------------------------------

              Balance at December 31, 2004                               $  (5,029)               $    171            $  (5,200)

              Net loss
                                                                              (980)                   (10)                 (970)
                                                                   --------------------------------------------------------------

              Balance at December 31, 2005                               $  (6,009)               $    161            $  (6,170)
                                                                   ==============================================================






The accompanying notes are an integral part of the financial statements.



                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)





                                                                           For the years ended,
                                                     -----------------------------------------------------------------------------
                                                     December 31,    December 31,   December 31,   December 31,   December 31,
                                                         2005            2004           2003           2002           2001
                                                     ----------------------------------------------------------------------------

Cash Flow From Operating Activities:

Net loss                                             $     (980)    $     (937)    $      (69)    $     (537)    $      (408)

Reconciliation of net loss to net cash
      provided by operating activities:

Depreciation                                              1,128          1,372          1,372          1,372           1,372

Changes in operating assets and liabilities:
  Accounts receivable                                       (19)            42            485            (27)           (202)
  Accounts receivable from related party                     (1)            16            150           (166)             -
  Other current assets                                       -               1             (7)            (4)              1
  Accounts payable and accrued expenses                       3             38             91             20              13
  Amount payable to related party                           (28)          (214)          (148)           422             (36)
  Accrued interest payable to related party                  -              -            (250)            -              130
  Deferred revenue                                            2              4              3              4               4
                                                     ------------------------------------------------------------------------

Net cash provided by operating activities                   105            322          1,627          1,084             874

Cash flows used in financing activities:

  Principal payments on notes payable
     to related party                                      (250)          (425)        (2,192)            -           (1,150)
                                                    --------------------------------------------------------------------------
  Net increase (decrease) in cash and
    cash equivalents                                       (145)          (103)          (565)          1,084           (276)

Cash and cash equivalents at
    beginning of the period                                 437            540          1,105              21            297
                                                    --------------------------------------------------------------------------
Cash and cash equivalents at end of
    period                                          $       292     $      437     $      540     $     1,105     $       21
                                                    ===========================================================================

Supplemental disclosure of cash flow information:
  Cash paid during the year for interest            $       -       $      -       $      250     $       -       $       -



The accompanying notes are an integral part of the financial statements.


                                       F-4


                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - THE PARTNERSHIP

Introduction

Zond Windsystem Partners, Ltd. Series 85-A, a California limited partnership (the "Partnership"), was formed on August 19, 1985 to purchase, own and operate a system of 160 Vestas V-17 wind turbine electric generators (the "Turbines"). The electricity generated by the Turbines is sold by the Partnership to its sole customer, Southern California Edison Company ("SCE").

Each Turbine has a rated capacity of 90 kilowatts, and the Turbines have an aggregate rated capacity of 14.4 megawatts. The Turbines, together with certain power transfer facilities and an electrical substation owned by the Partnership, form an integrated electric power generating facility (the "Windsystem"). The Windsystem is located in Kern County, California (the "Operating Site").

The Turbines are interconnected by a system of transformers and power transfer lines to a substation owned by the Partnership. The individual power lines from each of the Turbines are fed into step-up transformers, which increase the voltage of the Windsystem's electricity from 480 volts to 12.5 kilovolts ("kVs"). Additional 12.5 kV power transfer lines carry electricity to the Partnership's substation which steps up the power to 66 kVs.

The Windsystem is interconnected to SCE's transmission grid through a series of transmission lines and substations. The electricity generated by the Windsystem is transferred from the Partnership's substation to a substation (the "Tehachapi Substation") pursuant to a 66 kV transmission line, which is owned by ZWHC LLC ("ZWHC"), an affiliate of the general partner of the Partnership. The transformers at the Tehachapi Substation increase the voltage of the Windsystem's electricity from 66 kVs to 230 kVs. The electricity produced by the Windsystem is then transmitted from the Tehachapi Substation pursuant to a 230 kV transmission line (the "Westwind Transmission Line") to another substation (the "Westwind Substation"). From the Westwind Substation the electricity is transmitted pursuant to another 230 kV transmission line (the "Sagebrush Transmission Line") to a SCE substation located in Vincent, California (the "Vincent Substation"). The electricity produced by the Windsystem is transmitted to SCE's transmission grid at the Vincent Substation. The Tehachapi Substation, Westwind Transmission Line and the Westwind Substation are owned in co-tenancy by the Partnership and several other wind power project owners. The Sagebrush Transmission Line is owned by Sagebrush General Co-ownership Partnership ("Sagebrush Partnership"). The Partnership indirectly owns an undivided 3.77% interest in Sagebrush Partnership through the Partnership's wholly-owned direct subsidiary Sagebrush Partner Seventeen, Inc.

The Windsystem, which became operational in December 1985, was constructed by Zond Construction Corporation III ("ZCC"), an affiliate of Zond Systems, Inc. ("ZSI"). The Partnership financed its purchase of the Windsystem with cash raised through a private placement of limited partnership units ("Partnership Interests" or "Units") and equipment financing in the form of promissory notes payable to ZCC (the "Purchase Notes"). The Purchase Notes matured in December 2001; however, the Purchase Notes remain unpaid. See Notes 2 and 4 below. ZCC's rights under the Purchase Notes were assigned to ZSI, which was later renamed Enron Wind Systems, Inc. ("EWSI"), which was later merged into a California limited liability company and renamed Enron Wind Systems, LLC ("EWS"). On January 3, 1997, ZSI's parent company, Zond Corporation, became a wholly-owned subsidiary of Enron Renewable Energy Corp. ("EREC"), which is wholly-owned by Enron Corp. ("Enron"). The general partner of the Partnership (the "General Partner") is Zond Windsystems Management III LLC ("ZWM"), a California limited liability company, which is wholly-owned by EWS. See "Bankruptcy and Mergers" regarding certain affiliated mergers and name changes affecting ZWM, EWSI and EWS.

Dissolution of the Partnership

The business of the Partnership and the respective rights of its partners, including the Partnership's limited partners (the "Limited Partners"), are governed by the First Amended and Restated Agreement of Limited Partnership of Zond Windsystem Partners, Ltd. Series 85-A, a California Limited Partnership, entered into on November 22, 1985 (the "Partnership Agreement"). The term of the Partnership ended on December 31, 2005. The Partnership dissolved effective on the day on which the term of the Partnership ended. The General Partner is in the process of marketing for sale the assets of the Partnership. Upon the sale of the assets of the Partnership, the General Partner will apply and distribute the proceeds thereof as contemplated by the Partnership Agreement. Following the distribution of the proceeds from the sale of the Partnership's assets, the General Partner plans to cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. Upon cancellation of the Partnership's Certificate of Limited Partnership, the Partnership will terminate and the General Partner plans to file with the Securities and Exchange Commission (the "Commission") a Form 15 to terminate registration of the Units under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Bankruptcy and Mergers

Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"). On February 20, 2002, EWSI filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. Additionally, a California limited liability company formed on February 19, 2002 for the purpose of merging with EWSI in anticipation of the sale of Enron's wind turbine manufacturing business also filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. EWSI merged with and into the other limited liability company on April 19, 2002, and the surviving limited liability company changed its name to Enron Wind Systems, LLC.

On April 12, 2002, Zond Windsystems Management Corporation III, the general partner of the Partnership at such time, merged with and into a second California limited liability company, formed on March 12, 2002, and the surviving limited liability company changed its name to Zond Windsystems Management III LLC. ZWM has not filed for bankruptcy.

On November 17, 2004, the Chapter 11 Plan (the "Plan") relating to the Enron bankruptcy became effective. The Plan provides for Enron and its affiliated debtor companies (including EWS) to sell most of their assets and distribute to their creditors the proceeds of such sales. In connection with the Plan, EWS assumed the Management Agreement (as defined in "Operation and Maintenance Services" below) and that agreement remains in effect.

Operation and Maintenance Services

EWS manages the Windsystem pursuant to a Windsystem Management Agreement entered into with the Partnership as of September 9, 1985 (the "Management Agreement"). EWS assumed the Management Agreement in connection with the Plan. The original term of the Management Agreement ended on December 31, 2005. EWS and the Partnership extended the termination date of the Management Agreement from December 31, 2005 to June 30, 2006. See Note 9 for additional information. Prior to May 10, 2002, Enron Wind Maintenance LLC, an affiliate of EWS, provided operation and maintenance services for the Windsystem. On May 10, 2002, in connection with the GE Sale, EWS contracted with GE Wind Energy, LLC to perform certain operation and maintenance services relating to the Windsystem for a period of one year ending on May 10, 2003.

In April 2003, EWS entered into an agreement (the "O&M Agreement") with enXco Service Corp. ("enXco") to provide certain operation and maintenance services relating to the Windsystem beginning in May 2003 and ending in May 2008. If EWS terminates the O&M Agreement prior to the end of its stated term, EWS may be required to pay certain agreed demobilization fees to enXco. If EWS is required to pay such fees, EWS may seek recovery from the Partnership of some, or all, of the amount of such fees pursuant to the terms of the Management Agreement. Management currently estimates that the amount of the demobilization fee, if any, for which EWS could seek recovery from the Partnership would not be in excess of approximately $24,000.

Substantial Transactions and Operating Agreements

The accompanying financial statements include substantial transactions with related parties. These transactions are further described in Note 5 below.

A summary of the major operating agreements entered into by the Partnership, directly or indirectly, is set forth below:

(1) The Partnership sells the electric power generated by the Turbines to SCE under two Power Purchase Contracts (the "Power Agreements"). Each of the Power Agreements was originally entered into between SCE and ZSI in June 1984 and each agreement covered 7 megawatts of generating capacity. The term of each of the Power Agreements can be terminated by either party upon the delivery to the other party, at least 90 days prior to the proposed termination date, of a written notice that specifies a termination date of any time on or after June 21, 2015. In September 1985, ZSI assigned one of the Power Agreements (the "85-A Power Agreement") to the Partnership and the other Power Agreement (the "85-B Power Agreement") to Zond Windsystem Partners, Ltd. Series 85-B ("ZWP Series 85-B"). Each such assignment terminated on December 31, 2005. The Partnership and EWS entered into an agreement effective as of January 1, 2006 pursuant to which the Partnership is permitted to sell power to SCE from the Windsystem under the 85-A Power Agreement and the 85-B Power Agreement through June 30, 2006, unless terminated earlier by either party upon ten (10) days advance notice. See Note 9 for additional information.

         The 85-A Power Agreement was amended in September of 1985 to increase the generating capacity to 17 megawatts. In August 1989, the 85-A Power Agreement was further amended to correctly identify the location of the Windsystem site and to limit the size of the Windsystem, based on the aggregate name-plate capacity of the Turbines, that the Partnership could install at the Windsystem site.

         Pursuant to that certain Power Agreement Co-Ownership Agreement dated as of August 30, 1990 between the Partnership and ZSI (the "85-A PPA Co-Ownership Agreement"), the Partnership granted ZSI the right to sell to SCE under the 85-A Power Agreement up to one (1) megawatt ("MW") of electricity. In August 1991, the 85-A Power Agreement was amended to add ZSI as an additional seller under the agreement. In June 1992, ZSI assigned to ZWHC ZSI's interest in the 85-A Power Agreement and the 85-A PPA Co-Ownership Agreement, and in April 2004, ZWHC assigned to Caithness 251 Wind, LLC the interest of ZWHC in the 85-A Power Agreement and the 85-A PPA Co-Ownership Agreement.

         During the period commencing in the early 1990's and ending on December 31, 2005, the Partnership permitted ZWP Series 85-B to sell to SCE under the 85-A Power Agreement up to approximately 1.35 MWs of electricity at any one time from fifteen (15) of ZWP Series 85-B's wind turbines. This arrangement is acknowledged and memorialized in the Reservation of Rights Acknowledgement dated as of February 1, 2006 between the Partnership and ZWP Series 85-B (the "85-A/85-B Reservation of Rights Acknowledgement").

         The 85-B Power Agreement was amended in September of 1985 to increase the generating capacity to 25 MWs. In August 1989, the 85-B Power Agreement was further amended to correctly identify the location of the ZWP Series 85-B windsystem site and to limit the size of the ZWP Series

         85-B windsystem, based on the aggregate name-plate capacity of the windsystem's wind turbines, that ZWP Series 85-B could install at its windsystem site. In October 1991, the 85-B Power Agreement was amended to add ZSI as an additional seller under the agreement. In December 1991, the 85-B Power Agreement was further amended to reduce the aggregate capacity of the power contract from an aggregate of 25 MWs to
         22.5 MWs. During the period commencing in the early 1990's and ending on December 31, 2005, ZWP Series 85-B permitted the Partnership to sell to SCE under the 85-B Power Agreement up to approximately one (1) MW of electricity at any one time from eleven (11) of the Partnership's wind turbines. This arrangement is acknowledged and memorialized in the 85-A/85-B Reservation of Rights Acknowledgement.

         Under the Power Agreements, SCE is required to purchase all of the electric output from the sellers under the Power Agreements, provided that the aggregate name-plate capacity of the wind turbines selling under the 85-A Power Agreement and the 85-B Power Agreement may not exceed 17 MWs and 22.5 MWs, respectively. Under the Power Agreements, energy generated was sold for a total price equal to the sum of (i) capacity rates based on forecasts of annual as-available capacity and
         (ii) energy rates. SCE paid a fixed rate for energy delivered under the 85-A Power Agreement through November 1995, and paid a fixed rate for energy delivered under the 85-B Power Agreement through November 1996. See "1996 SCE Payments" below. Beginning in December 1995 under the 85-A Power Agreement, and beginning in December 1996 under the 85-B Power Agreement, and in each case through May 2002, the energy rates paid by SCE for energy delivered under each of the Power Agreements were based on forecasts of the short run avoided cost of energy for SCE. During 2001, in connection with the settlement of certain litigation against SCE, SCE renegotiated the energy component of the price paid for energy under the Power Agreements. As a result, the energy component is based on a fixed schedule with an average estimate price of $.0537 per kilowatt hour ("kWh") from May 2002 through April of 2007. In January of 2003, the 85-A Power Agreement was further modified to provide that the annual as-available capacity rate for electricity delivered to SCE from December 2002 through the end of the term of the 85-A Power Agreement is $106 per kilowatt of installed capacity per year. In January of 2003, the 85-B Power Agreement also was further modified to provide that the annual as-available capacity rate for electricity delivered to SCE from December 2002 through the end of the term of the 85-B Power Agreement is $124 per kilowatt of installed capacity per year.

         The amount of electricity produced by the Turbines depends upon wind speed, which is subject to significant seasonal variations in the Tehachapi area. Wind speed is generally highest during the summer months and lowest during the winter months. These seasonal variations result in significant variations from month to month in the net power production realized by the Turbines, and therefore result in monthly variations in the amount of electricity sold to SCE. During 2001,

         2002, 2003, 2004 and 2005, SCE purchased an aggregate of 20.8 million kWh, 22.1 million kWh, 18.4 million kWh, 18.3 million kWh and 13.7 million kWh of electricity, respectively, from the Partnership for an aggregate purchase price of $2.1 million, $1.9 million, $1.3 million, $1.3 million and $0.9 million, respectively.

(2) Under the Management Agreement, EWS, as an independent contractor, is the manager with respect to the operation, management, maintenance and repair of the Windsystem. EWS is obligated to exercise due diligence in performing its duties and obligations. EWS' duties and obligations under the Management Agreement include, but are not limited to: (1) representing the Partnership in its dealings with SCE, (2) hiring and supervising operating and maintenance personnel, (3) causing the Turbines to be maintained in good condition and repair, (4) complying with any orders or obligations imposed by any governmental agency with jurisdiction, unless the Partnership instructs to the contrary, (5) investigating all accidents or damage relating to the ownership, operation or maintenance of the Turbines or infrastructural facilities,
         (6) enforcing warranty and insurance claims associated with the Turbines, the infrastructural facilities and components thereof, (7) maximizing production of electric power and performing other services that it may deem necessary in its reasonable judgment, (8) using best efforts to ensure costs and expenses are reasonable and competitive with those of unaffiliated third parties, and (9) providing such reports and information as may reasonably be requested by the lenders to, or other persons with an interest in, the Partnership. Costs incurred in respect to the power transfer facilities owned by EWS are allocated between the Partnership and ZWP Series 85-B.

         As compensation for its services under the Management Agreement, EWS receives a management fee of 3% of the Partnership's Gross Operating Proceeds. Under the Management Agreement, EWS is also reimbursed for 115% of the maintenance costs incurred in connection with the Windsystem, including labor and material costs that it incurs in the performance of maintenance services, including maintenance services by third parties relating to the Windsystem. See Note 5 below.

(3) The Partnership uses a portion of the Operating Site (the "Easement Site") pursuant to the Amended and Restated Series A Wind Park Easement Agreement dated as of March 24, 1986 (the "Wind Park Easement Agreement"). The term of the Wind Park Easement Agreement ends on June 30, 2006; provided, however, that certain provisions of the Wind Park Easement Agreement relating to the removal, abandonment or sale of the Turbines continue beyond the end of the term of the Wind Park Easement Agreement. There are 119 of the Turbines located on the Easement Site. Under the Wind Park Easement Agreement, ZWHC charges the Partnership rental fees in an amount equal to 1% of Gross Operating Proceeds. For 2001, 2002, 2003, 2004 and 2005, the Partnership's easement fees were $0.01 million, $0.01 million, $0.02 million, $0.01 million, and $0.01 million, respectively.

         At the termination of the Wind Park Easement Agreement, the Partnership is required to remove from the Easement Site, within ninety (90) days of the termination date, the Turbines and the Partnership's substation, unless the Partnership elects to (i) abandon the Turbines, related equipment and substation or (ii) sell the Turbines. If the Partnership elects to abandon the Turbines, the related equipment and the substation, then all right, title and interest in such equipment shall transfer to ZWHC without the payment of any compensation to the Partnership. However, if the Turbines, related equipment and substation are abandoned, neither ZWHC nor any affiliate shall have the right to operate the Turbines, related equipment and substation unless ZWHC (or its affiliate) pays to the Partnership the appraised fair market value (as defined in the Wind Park Easement Agreement) of the Turbines, related equipment and substation. If the Partnership elects to sell the Turbines at any time, the Partnership must first offer the Turbines to ZWHC on the same terms and conditions. In the event that the Partnership elects to sell the Turbines, related equipment and the substation, and does not complete such sale within eleven (11) months of the termination date of the Wind Park Easement Agreement, then the Partnership must immediately remove the Turbines and the substation. Failure to remove such equipment will result in the abandonment of such equipment to ZWHC.

         The Partnership also uses a portion of the Operating Site (the "Lease Site") pursuant to a Sublease dated as of August 30, 1990 between EWS (as successor to ZSI) and the Partnership (the "Sublease"). See Note 9 for additional information. There are 41 of the Turbines located on the Lease Site. Under the Sublease, EWS charges the Partnership rent in an amount equal to: (i) the Partnership's pro rata share of the sum of:
         (A) adjusted minimum rent, as escalated for inflation, (B) taxes and/or assessments and utility charges - other than taxes and/or assessments and utility charges directly assessed against or related to the Partnership's property or operations within the subleased property and
         (C) all other costs or charges imposed or resulting in connection with the general maintenance and upkeep of the leased property; (ii) rent payments due under section 4.2 of the Sublease (5% of Gross Operating Proceeds (as defined in the Sublease)), if greater than the minimum rent and (iii) property taxes and/or assessments and utility charges directly assessed against or related to the Partnership's property or operations at the Lease Site. The Partnership's pro rata share for calculating rent due under (i) above is determined by the ratio of the rated capacity of the Turbines owned by the Partnership on the Lease Site to the rated capacity of all turbines on the Lease Site. For 2001, 2002, 2003, 2004 and 2005, the Partnership's sublease fees were $0.04 million, $0.04 million, $ 0.06 million, $0.04 million and $0.04 million, respectively.

         The term of the Sublease ends on June 30, 2006. At the end of the term of the Sublease, the Partnership may remove, within eleven (11) months of such termination, the Turbines and related equipment from the Lease Site. If the Partnership fails to remove any of such equipment from the Lease Site within such period, then such equipment shall be deemed abandoned to EWS.

1996 SCE Payments

The Partnership's Windsystem and ZWP Series 85-B's windsystem each commenced operations in December 1985. Each of the 85-A Power Agreement and the 85-B Power Agreement provides that SCE is responsible for the installation and maintenance of metering equipment, and preparing and paying invoices for power delivered by each of ZWP Series 85-B and the Partnership. During the first twelve months of operation, SCE used a single meter to measure the energy delivered from both wind power projects. As a result, during 1986 SCE provided invoices and payments to the Partnership under the 85-A Power Agreement for the power generated by both the Partnership's Windsystem and ZWP Series 85-B's windsystem. Following the installation by SCE of remote metering equipment at each windsystem site in late 1986, SCE provided separate invoices and payments to each of the Partnership and ZWP Series 85-B for deliveries of power under the 85-A Power Agreement and 85-B Power Agreement, respectively. Each of the 85-A Power Agreement and the 85-B Power Agreement provides for the payment of a scheduled fixed rate for energy delivered under the contract during the first 10-year period following the commencement of operation of the applicable windsystem and the payment of an avoided cost variable rate thereafter. SCE stopped paying the 10-year fixed rate under the 85-A Power Agreement at the end of 1995. SCE stopped paying the 10-year fixed rate under the 85-B Power Agreement at the end of 1996. The difference between the fixed rate received by both the Partnership and ZWP Series 85-B under the 85-B Power Agreement during 1996 and the avoided cost variable rates that year was approximately $4.1 million in the aggregate (the "Energy Price Differential").

Although the 85-B Power Agreement appears to provide that the 10-year fixed rate period was initiated in December 1985, it appears that SCE paid for energy delivered under the 85-B Power Agreement during 1996 under the belief that the 10-year fixed rate period was initiated on or around December 1986 (at the time of SCE's installation of the remote metering equipment). This would have resulted in a 10-year fixed rate period that ended in December 1996, as opposed to December 1995 (10 years from when the Windsystem began operations). In 1996, the Partnership informed the Limited Partners that it was reviewing the payments received from SCE in 1996 for energy delivered under the 85-B Power Agreement in the context of the Partnership's and ZWP Series 85-B's contractual rights, and due to the apparent uncertainty concerning this issue, the Partnership recognized the difference between the cash received by the Partnership applicable to the Windsystem under the fixed rate of the 85-B Power Agreement and the avoided cost variable rates during the year ended December 31, 1996 (approximately $0.2 million) as deferred revenue (the "Deferred Energy Revenue"), segregated this amount from its operating cash account, and did not recognize such cash as income.

In 2001, two events occurred which appear to have been relevant to the Partnership's treatment of the Deferred Energy Revenue. First, the Partnership appears to have determined that prior to September 2001 the applicable statute of limitations expired with respect to any potential claim by SCE for repayment of any portion of the energy payments received by the Partnership in 1996. Second, in connection with the settlement of certain disputes between SCE and the Partnership, and SCE and ZWP Series 85-B, relating to SCE's failure to pay for energy deliveries between November 1999 and March 2000, SCE and the Partnership, and SCE and ZWP Series 85-B, entered into agreements which provided for the mutual release of certain claims that each party may have had against the other party arising out of the 85-A Power Agreement and the 85-B Power Agreement, respectively, that arose prior to the execution of the settlement agreements. In September 2001, the Partnership paid the cash representing the Deferred Energy Revenue, plus accrued interest (approximately $0.2 million in aggregate), to EWS in payment of principal and interest owing under the Purchase Notes. In turn, these funds were paid to Enron for repayment of certain indebtedness. Additionally, the Deferred Energy Revenue, plus accrued interest, was included as ordinary income in the Partnership's 2001 U.S. Return of Partnership Income. In the accompanying financial statements, the Deferred Energy Revenue, plus accrued interest, remains deferred in accordance with accounting principles generally accepted in the United States.

Notwithstanding the foregoing, Enron contacted SCE in November 2005 regarding SCE's understanding of the contract payment provisions in view of these circumstances. In connection with discussions with SCE, it was further discovered that from January 1996 through December 2005 SCE made capacity payments under the 85-B Power Agreement in the amount of approximately $607,000 in excess of the amounts required to be paid under the 85-B Power Agreement (the "Capacity Price Differential"). Of this amount, approximately $37,000 was retained by the Partnership (the "Excess Capacity Revenue"). In the context of a full and complete settlement, Enron has offered to pay to SCE the amount of the Energy Price Differential and the Capacity Price Differential, plus applicable interest.

Irrespective of Enron's recent discussions with, and commitments to, SCE regarding this matter, there is no assurance that SCE will not assert some claim against the Partnership related to this matter, and there is no assurance that regulators or other governmental authorities will not make certain assertions related to this matter, including that a violation of law has occurred, or take some type of action against the Partnership or others associated with these events. Accordingly, the Deferred Energy Revenue, plus accrued interest, remains deferred in the accompanying financial statements, and the Excess Capacity Revenue is classified as deferred revenue in the accompanying financial statements. At this time, the Partnership is unable to determine whether, and to what extent, the Partnership has financial exposure related to any such potential claims, assertions or actions, and the Partnership reserves all of its rights and defenses associated therewith. Therefore, the Partnership is unable to predict the ultimate outcome this matter may have on the Partnership's financial position, results of operations or cash flows.

Cash Distributions

The Partnership makes cash distributions in accordance with the terms of the Partnership Agreement. Due to less-than-projected operating results, the Partnership has not distributed any cash during any fiscal year. Under the Purchase Notes, the Partnership cannot make cash distributions to its partners unless certain cash reserve balances are maintained and no events of default exist.

NOTE 2 - GOING CONCERN

         1. As discussed in Note 1, the term of the Partnership ended on December 31, 2005. The Partnership dissolved effective on the day on which the term of the Partnership ended. The General Partner is in the process of marketing for sale the assets of the Partnership. Upon the sale of the assets of the Partnership, the General Partner will apply and distribute the proceeds thereof as contemplated by the Partnership Agreement, and plans to cause the cancellation of the Partnership's Certificate of Limited Partnership with the Secretary of State of the State of California. The Partnership will then terminate and the General Partner plans to file with the Commission a Form 15 to terminate registration of the Units under the Exchange Act.

         2. As discussed in Note 4, the Partnership has not had, and does not anticipate that it will have, sufficient cash flows from operations and from the sale of its assets in dissolution to make payment in full of the outstanding principal and accrued but unpaid interest on the outstanding Purchase Notes. The Partnership continues to be in default of the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interests in the assets of the Partnership. As of December 31, 2005, the Partnership had not received a foreclosure notice from EWS with respect to the Purchase Notes. Any such foreclosure by EWS on its security interests in the assets of the Partnership would have a material adverse effect on the Partnership.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's accounting records are maintained on the basis used for federal income tax reporting purposes. For purposes of filing with the Commission, the accounting records have been adjusted to reflect accounting principles generally accepted in the United States of America ("GAAP").

Income Taxes

The Partnership is not subject to federal and state income taxes. Accordingly, no recognition has been given to income taxes in the accompanying financial statements since the income or loss of the Partnership is to be included in the tax returns of the individual partners. The tax returns of the Partnership are subject to examination by federal and state taxing authorities. If such examinations result in adjustments to distributive shares of taxable income or loss, the tax liability of the partners could be adjusted accordingly.

The tax attributes of the Partnership's net assets flow directly to each individual partner. Individual partners will have different investment bases depending upon the timing and prices of acquisition of Partnership Units. Further, each partner's tax accounting, which is partially dependent upon their individual tax position, may differ from the accounting followed in the financial statements. Accordingly, there could be significant differences between each individual partner's tax basis and their proportionate share of the net assets reported in the financial statements. Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", requires disclosure by a publicly held partnership of the aggregate difference in the basis of its net assets for financial and tax reporting purposes. However, the Partnership does not have access to information about each individual partner's tax attributes in the Partnership, and the aggregate tax basis cannot be readily determined. In any event, management does not believe that, in the Partnership's circumstances, the aggregate difference would be meaningful information.

Cash Equivalents

Cash equivalents are considered to be all highly liquid investments purchased with an original maturity of three months or less.

Property, Plant and Equipment

The Turbines are recorded at cost. The Turbines were depreciated on the straight-line method over a twenty-year life. Capitalized improvements were being depreciated on a straight-line method over a fifteen-year life. Expenditures that materially increase the useful lives of assets are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. Replacement of defective parts or expenditures designed to modify Turbines to improve their productivity are expensed as incurred. The Turbines were fully depreciated as of December 31, 2005.

Earnings Per Limited Partner Unit

Earnings per Limited Partner Unit are calculated based upon the number of Partnership Interests outstanding during each year.

Fair Value of Financial Instruments

For each class of financial instruments, including cash and cash equivalents, accounts receivable, prepaid insurance and other current assets, accounts payable, accrued expenses and accounts payable to related party, the carrying amount approximates fair value because of the short maturity of those instruments.

The estimated fair value of the Partnership's note payable to related party and accrued interest payable to related party does not approximate the carrying amount as the Partnership is in default of the Purchase Notes. See Note 4 for additional information.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Electricity Sales and Significant Customer

Power generated by the Windsystem is recognized as revenue upon delivery of power to SCE at prices as defined in the Power Agreements. All power produced is sold to SCE under contracts that are terminable on or after June 21, 2014; however, the Partnership will lose its rights to sell power under the Power Agreements on or about June 30, 2006. See Notes 1 and 9 for additional information. SCE is to deliver payment to the Partnership for energy delivered no later than 30 days from the end of the monthly billing period. Write-offs and or allowances for doubtful accounts are recognized on an account-by-account basis.

NOTE 4 - PURCHASE NOTES

EWS earned interest from the Partnership under the Purchase Notes. The interest rate under the Purchase Notes was 11.25% per annum. Prior to maturity on December 31, 2001, the Purchase Notes were payable in equal semi-annual installments of principal and interest, commencing in 1986. During 2001, 2003, 2004 and 2005, the Partnership made principal payments to EWS on the Purchase Notes of $1.2 million, $2.2 million, $0.4 million and $0.3 million, respectively. The Partnership did not make any principal payments on the Purchase Notes during 2002. At December 31, 2001, approximately $3.5 million of outstanding principal, and $5.6 million of accrued interest, was due to EWS under the Purchase Notes. At December 31, 2002, approximately $3.5 million of outstanding principal, and $5.6 million of accrued interest in arrears, continued to be due to EWS under the Purchase Notes. At December 31, 2003, approximately $1.3 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2004, approximately $0.8 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes. At December 31, 2005, approximately $0.6 million of outstanding principal, and $5.3 million of accrued interest in arrears, was due to EWS under the Purchase Notes.

During the period of 1996 through 2001, the Partnership did not pay all of the annually scheduled principal payments due under the Purchase Notes and, notwithstanding the maturity of the Purchase Notes in December 2001, the Partnership has not paid all of the remaining outstanding principal balance on the Purchase Notes. Notwithstanding the terms of the Purchase Notes, the payee under the Purchase Notes required that the Partnership pay only the originally-scheduled interest on the Purchase Notes as established under the amortization schedules that are attached to the Purchase Notes. The payee under the Purchase Notes did not require the Partnership to pay any additional interest with respect to (i) the portion of the annual principal payments that was due and unpaid at the end of any calendar year during such period and (ii) any principal balance of the Purchase Notes outstanding at any time after the maturity date of the Purchase Notes. As a result of this arrangement, the Partnership paid or has been obligated to pay approximately $1.9 million less in interest through December 31, 2005 than it otherwise would have paid or been obligated to pay in the absence of such arrangement. This arrangement is acknowledged and memorialized in that certain Interest Expense Acknowledgement entered into between EWS and the Partnership dated as of February 1, 2006. In addition, pursuant to the terms of the Purchase Notes, the Partnership was not required to pay additional interest on the accrued and unpaid interest under the Purchase Notes.

The Partnership is in default under the Purchase Notes. Upon notice of default, EWS has a right to foreclose against its security interest in the assets of the Partnership, including the Windsystem. As of December 31, 2005 EWS had not notified the Partnership of its intent to foreclose on its security interest. Any such foreclosure by EWS on its security interest in the assets of the Partnership would have a material adverse effect on the Partnership. See Note 2.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

In addition to the Partnership's obligations to EWS under the Purchase Notes (See Note 4 above), the Partnership had other amounts payable to ZWHC and EWS. Amounts payable to EWS include lease fees related to the Partnership's use of a portion of the Operating Site and management fees, maintenance costs and other miscellaneous expenses related to Windsystem operations. Amounts payable to ZWHC include easement fees related to the Partnership's use of a portion of the Operating Site.

The Partnership has the following related party transactions and relationships:


(1) The Partnership uses a portion of the Operating Site pursuant to the Wind Park Easement Agreement (See Note 1 above). The Partnership paid ZWHC $0.01 million, $0.01 million, $0.02 million, $0.01 million and $0.01 million in easement fees during each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, pursuant to the Wind Park Easement Agreement.

(2) The Partnership also uses a portion of the Operating Site pursuant to the Sublease (See Note 1 above). The Partnership paid EWS $0.04 million, $0.04 million, $0.06 million, $0.04 million and $0.04 million in sublease fees during each of the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, pursuant to the Sublease.

(3) The Partnership has a contract with EWS to operate and maintain the Turbines and to perform certain management and administrative services under the Management Agreement (See Note 1 above). The Partnership incurred expenses of $0.5 million, $0.6 million, $0.6 million, $0.6 million and $0.5 million during the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, pursuant to the Management Agreement.

NOTE 6- LITIGATION

SCE Dispute and FERC Investigation

Market conditions in the California energy sector during 2000 and 2001 created a significant cash flow problem for SCE. At the end of January 2001, SCE advised the Partnership that SCE would not make payments for power deliveries in November and December 2000. The Partnership, along with other renewable source generators, engaged in discussions with SCE seeking payment from SCE for past due amounts under applicable power agreements entered into with SCE.

The Partnership continued to operate the Windsystem and deliver power to SCE believing that eventually a solution would be negotiated. SCE continued to default on its contractual obligations by missing payments due for January, February, and March 2001 power deliveries.

On March 27, 2001, the California Public Utilities Commission (the "CPUC") issued an order (the "CPUC Order") obligating SCE to begin payments for power delivered on a prospective basis. Following the issuance of the CPUC Order, SCE initiated discussions with renewable source generators, including the Partnership, to agree on a payment plan for power delivered on a prospective basis. The Partnership and SCE agreed that SCE would pay for delivered power twice a month. This payment plan was effective from March 27, 2001, the date of the CPUC Order, through August 2003. The CPUC Order did not address the issue of payments due for the period from November 1, 2000 to March 26, 2001.

By the end of April 2001, the Partnership and SCE were not able to resolve SCE's non-payment for power delivered for the period between November 1, 2000 and March 26, 2001. The Partnership, along with other renewable source generators (collectively, the "Power Generators"), assisted by outside counsel, explored various legal alternatives to enforce the contractual rights of the Power Generators. On May 2, 2001, certain Power Generators, including the Partnership, filed suit against SCE in Los Angeles Superior Court (the "SCE Litigation"). The suit sought to recover compensation from SCE for power delivered, and at the option of the plaintiffs, relief from the obligation to deliver power under the existing contracts with SCE coupled with the right to sell power in the open market across the SCE transmission grid.

In June 2001, SCE offered to settle all amounts past due, including a payment for the past due amounts, with the Power Generators. The offer provided for the payment of all amounts past due with interest accruing at an annual rate of 7% through the date of payment. On June 15, 2001, the Partnership entered into an

Agreement Addressing Renewable Energy Pricing and Payment Issues with SCE that, among other things, set forth the terms for payment of past due amounts to the Partnership (the "SCE Payment Agreement"). Pursuant to the SCE Payment Agreement, SCE acknowledged that it owed the Partnership approximately $1.1 million in connection with the delivery of electricity by the Partnership to SCE during the period from November 2000 through March 26, 2001.

In November 2001, SCE and the Partnership entered into that certain Amendment No. 1 to Agreement Addressing Renewable Energy Pricing and Payment Issues. Pursuant to this amendment, the parties revised SCE's installment payment plan for the amount due and payable by SCE to the Partnership. In June 2001, SCE paid the Partnership the first of two installments due under the SCE Payment Agreement, which aggregated approximately $0.1 million. As of December 31, 2001, approximately $1.0 million remained to be paid by SCE under the SCE Payment Agreement (the "Remaining SCE Payment"). The conditions precedent for payment of the Remaining SCE Payment under the SCE Payment Agreement were satisfied in 2002, but SCE did not pay the Remaining SCE Payment to the Partnership at such time.

In October 2002, SCE filed at the FERC, pursuant to FERC Docket No. EL03-19 et al, a petition for declaratory relief order (the "SCE Petition") seeking revocation of the qualifying facility ("QF") status under PURPA for certain wind power projects owned or managed by EWS or its affiliates, including the Windsystem. SCE contended that these wind power projects failed to meet the ownership criteria for QF status following Enron's acquisition of Portland General Electric Company in 1997. Under PURPA, and the applicable FERC regulations, a power project is not a QF if more than 50% of the equity interest in the project is owned by an electric utility or electric utility holding company. In December 2002, FERC consolidated the FERC proceeding established in connection with the SCE Petition (FERC Docket No. EL03-19 et al) with another FERC investigation proceeding relating to three other wind power projects owned or managed by EWS and known as "Investigation of Certain Enron-Affiliated QFs", FERC Docket No., EL 03-17-00 et al (collectively, the "Consolidated Proceedings").

In January 2003, the Partnership, certain parties affiliated with EWS, and certain third parties (collectively the "PPA Sellers"), and SCE entered into that certain Master Definitive Agreement (the "Master Definitive Agreement") to resolve all of the disputes between SCE and the PPA Sellers arising in connection with the Consolidated Proceedings. Pursuant to the terms of the Master Definitive Agreement (i) the Partnership forgave the Remaining SCE Payment owing from SCE, (ii) the Partnership agreed to reduce the capacity payments due under the 85-A Power Agreement over the remaining term of the power purchase agreement, (iii) SCE released all its claims against the Partnership regarding QF ownership with respect to the Windsystem and (iv) SCE agreed to amend the 85-A Power Agreement to remove the requirement that the Windsystem be a QF project.

In April 2003, in conjunction with the settlement reached with SCE under the Master Definitive Agreement, Enron Wind LLC and certain other third parties settled with the FERC Trial Staff the issues under investigation in connection with the Consolidated Proceedings and entered into a Consent Agreement dated April 15, 2003 (the "Consent Agreement"). The FERC Trial Staff and the other parties to the Consent Agreement agreed that the Consent Agreement and the Master Definitive Agreement were being submitted to FERC together in order to resolve all the issues regarding the QF status of the entities subject to the Consolidated Proceedings. The Consent Agreement is available on the FERC website. Pursuant to the Consent Agreement, the Partnership and FERC Trial Staff agree that the Windsystem is a QF notwithstanding Enron's indirect equity interest in the Windsystem and the other contractual relationships between the Partnership and various affiliates of Enron.

Following the receipt of all the regulatory, bankruptcy court and other approvals required in connection with the Master Definitive Agreement and the Consent Agreement in late 2003, EWS reimbursed/contributed to the Partnership, pursuant to an offset against amounts owing under the Purchase Notes, $1.5 million, which was equal to the sum of (i) the total amount of the reduction in the estimated capacity payments under the Power Agreements that would have been paid to the Partnership for the production from the Windsystem as a result of the SCE settlement set forth in the Master Definitive Agreement and (ii) the amount of the Remaining SCE Payment.

NOTE 7 - ACCOUNTING PRONOUNCEMENTS

SFAS NO. 150

On May 15, 2003, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 150 (FAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS 150 affects an entity's classification of the following freestanding instruments: a) mandatorily redeemable instruments; b) financial instruments to repurchase an entity's own equity instruments; and c) financial instruments embodying obligations that the issuer must or could choose to settle by issuing a variable number of its shares or other equity instruments based solely on (i) a fixed monetary amount known at inception or (ii) something other than changes in its own equity instruments. FAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The guidance in FAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.The adoption of FAS No. 150 did not have an impact on the Partnership's financial position, results of operations or cash flows.

SFAS NO. 149

In April 2003, the FASB issued SFAS No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." FAS 149 amends and clarifies financial accounting and reporting for derivative instruments. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of FAS 149 did not have an impact on the Partnership's financial position, results of operations or cash flows.

SFAS NO. 143

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143 (FAS
143), "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. This standard addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and that its present value be adjusted in each subsequent period. In addition, an amount equal to the adjustment must be capitalized by increasing the carrying amount of the related long-lived asset, which is depreciated over the remaining useful life of the related asset. The Partnership adopted FAS 143 during the first quarter of 2003 and it did not have an impact on the Partnership's financial position, results of operations or cash flows.

FIN NO. 45

Effective January 1, 2003, the Partnership adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, and Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a roll forward of the entity's product warranty liabilities. This interpretation is intended to improve the comparability of financial reporting by requiring identical accounting for guarantees issued with separately identified consideration and guarantees issued without separately identified consideration. The adoption of this statement did not have an impact on the financial position, results of operations or cash flows of the Partnership.

FIN NO. 46

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51". ("FIN No. 46"). The interpretation requires certain variable interest entities to be consolidated by the primary beneficiary of the entity. FIN No. 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The adoption of this statement did not have an impact on the financial position, results of operations or cash flows of the Partnership.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases Payable

Future annual minimum payments under non-cancelable obligations as of December 31, 2005 are $0.02 million.

NOTE 9 - SUBSEQUENT EVENTS

Directors and Executive Officers

Effective December 31, 2005, Eric D. Gadd resigned from his positions as President and Chief Executive Officer of the General Partner. Effective January 3, 2006, Jesse E. Neyman was elected President and Chief Executive Officer of the General Partner.

Effective December 31, 2005, Robert Semple resigned from his position as a director of EREC. Effective January 3, 2006, Richard Lydecker and K. Wade Cline were elected as the directors of EREC.

Management Agreement

EWS and the Partnership entered into a First Amendment to Windsystem Management Agreement dated as of January 13, 2006, which extended the termination date of the Management Agreement from December 31, 2005 to March 31, 2006, and entered into a Second Amendment to Windsystem Management Agreement dated as of March 21, 2006, which further extended the termination date of the Management Agreement from March 31, 2006 to June 30, 2006.

Power Agreements

The Partnership and EWS entered into a Reservation of Rights Agreement (the "85-A Reservation of Rights Agreement") effective as of January 1, 2006 pursuant to which the Partnership is permitted to sell power to SCE from the Windsystem under the 85-A Power Agreement and the 85-B Power Agreement. Under the 85-A Reservation of Rights Agreement the Partnership pays to EWS an amount equal to 45% of the net operating proceeds of the Partnership attributable to the period commencing on February 15, 2006 and ending on the last day that the Partnership delivers power to SCE under the Power Agreements. The 85-A Reservation of Rights Agreement terminates on June 30, 2006, unless terminated earlier by either party upon ten (10) days advance notice.

Sublease

The Partnership and EWS entered into an Amendment to Sublease dated as of March 21, 2006, which amended the term of the Sublease to end on June 30, 2006, and provided the Partnership with an eleven-month period following the end of the term of the Sublease to remove the Turbines from the subleased property.

NOTE 10 - RECONCILIATION OF GAAP BASIS AND TAX BASIS FINANCIAL STATEMENTS:

Listed below are the reconciliations between the Partnership's tax basis financial statements and the financial statements included herein for results of operations, partners' deficit balances and total assets:



                   ZOND WINDSYSTEM PARTNERS, LTD. SERIES 85-A,
                        A CALIFORNIA LIMITED PARTNERSHIP
         RECONCILIATION OF GAAP BASIS AND TAX BASIS FINANCIAL STATMENTS
                             (Dollars in thousands)



                                                                      For the years ended December 31,
                                                     ------------------------------------------------------------------
                                                          2005          2004          2003           2002          2001
                                                     ------------------------------------------------------------------

Tax basis income                                      $    158      $    455     $   1,376      $     775      $  1,210
Tax basis depreciation less than
    GAAP depreciation                                   (1,128)       (1,372)       (1,372)        (1,372)       (1,372)
Other                                                      (10)          (20)          (73)            60          (246)

                                                     -------------------------------------------------------------------
GAAP basis loss                                      $    (980)     $   (937)    $     (69)     $    (537)     $   (408)
                                                     ===================================================================

Tax basis partners' loss                             $  (5,737)     $ (5,895)    $  (6,351)     $  (7,726)     $ (8,502)
Cumulative tax basis (income) losses
  in excess of cumulative GAAP (income) losses            (270)          866         2,259          3,703         5,016
Other                                                       (2)          -             -              -              -

                                                     -------------------------------------------------------------------
GAAP basis partners' deficit                         $  (6,009)     $ (5,029)    $  (4,092)     $  (4,023)     $ (3,486)
                                                     ===================================================================

Tax basis total assets                               $    438       $    563     $     724      $   1,877      $    634
Cumulative tax depreciation
  in excess of GAAP depreciation                           -           1,128         2,500          3,872         5,244
Other                                                      -             -               1             41             3

                                                     -------------------------------------------------------------------
GAAP basis total assets                              $    438       $  1,691     $   3,225      $   5,790      $  5,881
                                                     ===================================================================


NOTE 11 - UNAUDITED QUARTERLY FINANCIAL INFORMATION (Dollars in thousands):



                                                                        2005
                                  ------------------------------------------------------------------------------
                                        First             Second              Third               Fourth
                                       Quarter            Quarter            Quarter              Quarter
                                  ----------------    ----------------    ----------------    ------------------

Revenue:
  Sale of electricity             $           167     $           343     $           232     $             178
  Other Income                                  2                   2                   1                     3
                                  ----------------    ----------------    ---------------     ------------------

Total revenue                                 169                 345                 233                   181


Costs and expenses:
  Depreciation                                343                 343                 343                   99
  Property taxes                               12                  13                  12                   13
  Easement fees                                11                  12                  13                   12
  Management fees to related party              4                   7                  10                    6
  Maintenance and other operating costs
     to related and other parties             102                 108                 119                  157
  Insurance costs                              19                  20                  19                   21
  Other operating costs                        38                   5                  34                   13
                                  ----------------    ----------------    ---------------     ------------------

Total costs and expenses
                                              529                 508                 550                   321
                                  ----------------    ----------------    ---------------     ------------------
Net loss                          $          (360)    $          (163)    $          (317)    $            (140)
                                  ================    ================    ===============     ==================

Net loss per Unit                 $          (513)    $          (232)    $          (452)    $            (199)
                                  ================    ================    ===============     ==================

Number of outstanding Limited
   Partner Units                              702                 702                 702                    702
                                  ================    ==========================================================



NOTE 11 - UNAUDITED QUARTERLY FINANCIAL INFORMATION (Dollars in thousands):




                                                                        2004
                                  ------------------------------------------------------------------------------
                                        First             Second              Third               Fourth
                                       Quarter            Quarter            Quarter              Quarter
                                  ----------------    ----------------    ----------------    ------------------

Revenue:
  Sale of electricity             $           234     $           501     $           394     $             151
  Other Income                                 -                   -                   -                      2
                                  ----------------    ----------------    ---------------     ------------------

Total revenue                                 234                 501                 394                   153


Costs and expenses:
  Depreciation                                343                 343                 343                  343
  Property taxes                               14                  14                  12                   13
  Easement fees                                11                  14                   9                   15
  Management fees to related party              7                   8                  15                   10
  Maintenance and other operating costs
     to related and other parties             117                 115                 165                  143
  Insurance costs                              30                  30                  30                   30
  Other operating costs                         9                   7                  25                    4
                                  ----------------    ----------------    ---------------     ------------------

Total costs and expenses
                                              531                 531                 599                   558
                                  ----------------    ----------------    ---------------     ------------------
Net loss                          $          (297)    $           (30)    $          (205)    $            (405)
                                  ================    ================    ===============     ==================

Net loss per Unit                 $          (423)    $           (43)    $          (292)    $            (577)
                                  ================    ================    ===============     ==================

Number of outstanding Limited
   Partner Units                              702                  702                702                    702
                                  ================    ================    ===============     ==================



NOTE 11 - UNAUDITED QUARTERLY FINANCIAL INFORMATION (Dollars in thousands):



                                                                        2003
                                  ------------------------------------------------------------------------------
                                        First             Second              Third               Fourth
                                       Quarter            Quarter            Quarter              Quarter
                                  ----------------    ----------------    ----------------    ------------------

Revenue:
  Sale of electricity             $           262     $           461     $           348     $             194
  Other Income                                 -                   -                   -                    563
                                  ----------------    ----------------    ---------------     ------------------

Total revenue                                 262                 461                 348                   757


Costs and expenses:
  Depreciation                                343                 343                 343                  343
  Bad debt expense/(recovery)                  -                  533                  -                  (924)
  Property taxes                               11                  11                  11                   12
  Easement fees                                11                  13                  12                   44
  Management fees to related party              6                  12                  13                   52
  Maintenance and other operating costs
     to related and other parties             135                 148                 114                  115
  Insurance costs                              38                  38                  38                   38
  Other operating costs                         7                  13                  13                   11
                                  ----------------    ----------------    ---------------     ------------------

Total costs and expenses                      551               1,111                 544                 (309)
                                  ----------------    ----------------    ---------------     ------------------
Net income (loss)                 $          (289)    $          (650)   $          (196)    $           1,066
                                  ================    ================    ===============     ==================

Net income (loss) per Unit        $          (412)    $          (926)   $          (279)    $           1,519
                                  ================    ================    ===============     ==================

Number of outstanding Limited
   Partner Units                              702                 702                 702                  702
                                  ================    ================    ===============     ==================



NOTE 11 - UNAUDITED QUARTERLY FINANCIAL INFORMATION (Dollars in thousands):



                                                                        2002
                                  ------------------------------------------------------------------------------
                                        First             Second              Third               Fourth
                                       Quarter            Quarter            Quarter              Quarter
                                  ----------------    ----------------    ----------------    ------------------

Revenue:
  Sale of electricity             $           142     $           620     $           636     $            229
  Other Income                                 51                  -                   -                     -
                                  ----------------    ----------------    ---------------     ------------------

Total revenue                                 193                 620                 636                  229


Costs and expenses:
  Depreciation                                343                 343                 343                  343
  Bad debt expense                              9                  -                   -                     -
  Property taxes                                8                   7                  12                   13
  Easement fees                                10                  15                  16                   11
  Management fees to related party              4                  11                  18                   14
  Maintenance and other operating costs
     to related and other parties             126                 101                 177                  137
  Insurance costs                              30                  30                  30                   30
  Other operating costs                        14                   6                   6                    8
                                  ----------------    ----------------    ---------------     ------------------

Total costs and expenses
                                              544                 513                 602                  556
                                  ----------------    ----------------    ---------------     ------------------
Net income (loss)                 $          (351)    $           107     $            34     $            (327)
                                  ================    ================    ===============     ==================

Net income (loss) per Unit        $          (500)    $           152     $            48     $            (466)
                                  ================    ================    ===============     ==================

Number of outstanding Limited
   Partner Units                              702                 702                 702                  702
                                  ================    ================    ===============     ==================



NOTE 11 - UNAUDITED QUARTERLY FINANCIAL INFORMATION (Dollars in thousands):



                                                                        2001
                                  ------------------------------------------------------------------------------
                                        First             Second              Third               Fourth
                                       Quarter            Quarter            Quarter              Quarter
                                  ----------------    ----------------    ----------------    ------------------

Revenue:
  Sale of electricity             $           695     $           805     $          437      $             144
  Other Income                                  2                  25                 19                     35
                                  ----------------    ----------------    ---------------     ------------------

Total revenue                                 697                 830                456                    179


Costs and expenses:
  Depreciation                                343                 343                 343                  343
  Bad debt expense                            382                  -                   -                     -
  Interest expense                             48                  41                  25                   16
  Property taxes                                7                   8                   7                    8
  Easement fees                                 9                  19                  15                   10
  Management fees to related party             -                   21                  17                    8
  Maintenance and other operating costs
     to related and other parties             116                 103                 124                  131
  Insurance costs                              12                  11                  12                   11
  Other operating costs                        11                  11                   3                   12
                                  ----------------    ----------------    ---------------     ------------------

Total costs and expenses
                                              928                 557                 546                   539
                                  ----------------    ----------------    ---------------     ------------------
Net income (loss)                 $          (231)    $           273     $           (90)    $            (360)
                                  ================    ================    ===============     ==================

Net income (loss) per Unit        $          (329)    $           389     $          (128)    $            (513)
                                  ================    ================    ===============     ==================

Number of outstanding Limited
   Partner Units                              702                 702                 702                    702
                                  ================    ================    ===============     ==================
